





MAX MEANS MORE



FISCAL 2002 ANNUAL REPORT...A LOOK BACK...A LOOK AHEAD...

About OfficeMax

Max Means Even More in 2003

"Max Means More," the Company's mantra, marketing battle cry and new way of doing business was first launched at the beginning of fiscal 2002. These three words signified a commitment from OfficeMax to provide all of our constituencies (customers, associates, vendor partners and shareholders) with MORE.

To our customers, it means more value, more selection and more service. For OfficeMax associates, it means more training, improved incentives and increased pride for a job well done. For the Company's merchandise and service vendor partners, it means more collaboration and the opportunity to work toward a mutually successful partnership. Last, but most importantly, for our shareholders, Max means an increased return on investment.

As the front cover of this report depicts, in 2003 OfficeMax plans to go "Hollywood," so to speak, putting this dynamic mantra up in lights for the world to see. By making a "big production" of our brand promise, in the true spirit of a blockbuster movie or a larger-than-life Broadway show, the Company is further establishing OfficeMax as a synonym for the word "more" in the world of office productivity tools. The Max Means More theme will be showcased in a year-long national marketing campaign and program. In short, *Max Means EVEN More in 2003.*

OfficeMax Any Way the Customer Wants It

OfficeMax's targets are small- and medium-size businesses, home office customers and individual consumers. The Company serves these target markets through almost 1,000 superstores in North and Latin America, public e-commerce sites, direct mail catalogs and a nationwide commercial sales force.

Customers shop OfficeMax in a variety of ways. They visit our stores, order from the Company's many catalogs and log on to OfficeMax.com. With this in mind, OfficeMax has integrated these channels so that customers can shop however, wherever and whenever they choose. OfficeMax's mission is to make it convenient, enjoyable and fulfilling for our customers to shop for everything they need for the "office" using the channel that best suits their needs at any point in time, knowing they will always find more selection, service and value. OfficeMax operates and manages its business with this objective, seamlessly integrating all channels into a convenient, all-encompassing shopping environment.

Inside an OfficeMax Superstore

OfficeMax brick-and-mortar locations offer a wide selection of office supplies, business electronics, computers, software, quick-print services and furniture. The Company's latest store iteration is a 20,000 square-foot retail format which features improved sightlines, enhanced lighting, and signing that eases the shopping experience, assists the purchase decision process and promotes add-on sales. Within this footprint, OfficeMax has assembled every product category into one of six groupings, or "worlds," immediately visible upon entering our newest prototype store. The worlds include: supplies such as Office Organization; Presentation; Paper and almost every imaginable type of office tool; Technology and Software; CopyMax, our print-for-pay-business; and FurnitureMax, featuring chairs, desks and everything in-between for the office.

In conjunction with our successful completion of supply chain management initiatives in 2002, OfficeMax implemented a fixture height reduction program inside its stores as a result of no longer needing the space for excess inventory. This program enhanced visual acuity inside the stores, improved lighting and enabled the introduction of new, high-impact directional and informational signing.

OfficeMax also launched "Boundless Selling," an in-store program that in part uses technology and a sales leader to remove departmental boundaries and provide real-time mentoring for sales associates. Boundless Selling allows more effective customer assistance in every area of a store. Each of these improvements gives customers a quicker, more satisfying shopping experience and keeps them coming back to OfficeMax.

Beyond the Retail Stores

OfficeMax.com offers a vast selection of over 40,000 items, many through "virtual" inventory which the Company does not own until the sale is completed. We are focused on further integrating our e-commerce sites with other OfficeMax channels through the utilization of features such as the electronic transmission of weekly sneak previews of in-store specials and catalog number ordering. Customers can also use the Company's direct mail catalogs to place orders via a toll-free phone call to 1-877-OfficeMax (1-877-633-4236) or by fax (1-800-995-9644).

To serve medium- and larger- size, non-retail store business customers, OfficeMax utilizes a commercial sales force providing personal service for more customized business needs that can be integrated into online sites for a customer's special needs. With delivery centers located throughout the United States and Mexico, OfficeMax provides fast, free delivery on most orders. Integral elements of our service capabilities are two national customer call and contact centers.

CopyMax®

With a presence inside every OfficeMax superstore, CopyMax is the Company's 100% digitally-connected print-for-pay service. Each CopyMax store-within-a-store, along with a CopyMax specific e-commerce site, is electronically linked which allows every location to act as a point of fulfillment. This creates a virtual print-on-demand environment for our business customers. In 2002, CopyMax enhanced a store-based outside sales organization dedicated to marketing print-for-pay services to medium- and larger-size businesses, extending the reach of the Company's print-for-pay offering.

OfficeMax views CopyMax as a major differentiator and value-add for the small- and medium-size business markets. With an extensive print-for-pay service augmenting our core supplies, technology/electronics and furniture offerings, OfficeMax has created a one-stop destination for business customers by giving them more of everything they need to get the job done.

FurnitureMax®

FurnitureMax, another OfficeMax store-within-a-store offering, provides an extensive assortment of office furniture and related accessories. This in-store module serves as another way in which OfficeMax stands apart from the competition and offers our customers high-quality furniture, office chairs and OfficeMax's private label line, branded under the name Office Editions. Customers can also take advantage of free design and delivery services, along with professional set-up and installation.

International Expansion through Bricks and Clicks

OfficeMax operates in Mexico, which at year-end included 30 superstores, an e-commerce site, a catalog business and a direct sales force, supported by a call and delivery center. In seven years, OfficeMax de Mexico has grown to an over $150 million operation and is expanding its service offerings similar to our domestic operations, including a focus on CopyMax print-for-pay services. This year, the Company expects to open additional superstores in Mexico and launch a redesign of the OfficeMax de Mexico e-commerce site. The new site will incorporate our U.S. OfficeMax.com technology platform enabling OfficeMax de Mexico to take advantage of the latest in customer relationship management and position it as the premier office products site in Mexico.

The Company will also use the Internet and e-commerce as a foundation for expansion into new international markets. In the spring of 2003, OfficeMax launched an e-commerce site in Canada, allowing OfficeMax to tap into the multi-billion-dollar Canadian office products market for a minimal capital investment.

Building on a successful experience in Mexico and our new e-commerce site in Canada, OfficeMax plans to use our current international operations as a springboard to develop international presence and enter additional markets in Latin America, the Caribbean and other Spanish-speaking countries.

Positioned as a Small Business Ally

OfficeMax is firmly committed to meeting the needs of all customer segments that we serve. Today, the Company positions itself as the small business ally. With over 30,000 full- and part-time OfficeMax associates worldwide, OfficeMax gives our customers more every day in every way.

Message from the CEO:

Dear OfficeMax Stakeholder:

OfficeMax's fiscal 2002 was a year of transformation and accomplishment – a year of promises made, and promises kept. In a year marked by one of the most difficult economic environments in recent history, sluggish retail sales and precipitous declines in consumer confidence, OfficeMax stuck to its strategic plans and achieved significant market share gains as evidenced by our industry-leading comparable-store sales in each quarter of the fiscal year.

We attribute this top-line acceleration to a three-pronged strategy that includes specific areas where we've made long-term investments to build our infrastructure for a new phase of accelerated growth. These three key areas have produced our improved results and are the catalyst for a new era of accelerated profitable growth.


Michael Feuer

First was the development and installation of our state-of-the-art supply chain management network backed by a new expansive computer system that not only helps us identify issues but, much more importantly, also provides us the tools to drive the business and maximize opportunities. These massive undertakings implemented over the past two and a half years are now among other benefits translating into vastly improved merchandise in-stock positions that are enhancing customer satisfaction and fostering incremental average sales transaction gains manifested in the form of critical add-on sales.

The second area in which we've made significant investments is overall execution at the store level through associate training and new merchandise presentations and adjacencies, combined with improved store layouts. In addition, because of the changes we've made in our supply chain and receiving processes, we're able to more efficiently divert payroll dollars from backroom receiving functions to selling activities.

A great example of this is Boundless Selling, a proprietary program created by OfficeMax that gives us the ability in our stores to leverage payroll by eliminating departmental boundaries. Through the use of wireless technology in our stores, sales associates can effectively and confidently sell in all areas of our stores, including CopyMax and FurnitureMax. Associates communicate in real-time with each other and with the store's on-duty Sales Leader. This leader is a management associate strategically positioned in the store who acts as the Boundless Selling "quarterback," and is responsible for generating a targeted amount of sales by hour/by day. During customer interaction, the Sales Leader provides real-time coaching and direction to sales associates and also acts as a mentor when customers have questions or inquiries.

"...fiscal 2002 was a year of transformation and accomplishment – a year of promises made, and promises kept."

The third major area of improvement has been in focused marketing tactics that allow OfficeMax to gain market share with the core business customer, while maximizing gross margin dollars. Last year, we continued the strong branding of OfficeMax through our Max Means More multi-media advertising and marketing campaigns. Our objective was and is creating awareness and carrying our brand promise of more service, more value, and more selection to the business customer.

Industry Leading Comparable-Store Sales

Collectively, our major and subordinate initiatives led to a 3% sales increase for the year to $4.8 billion from $4.6 billion in fiscal 2001, capped by a domestic increase in same-store sales of 8.5% in the fourth quarter, our highest volume 13-week period of the year and our best same-store results in six years. On a consolidated basis, fourth quarter same-store sales including Mexico climbed 7.7%. Full-year consolidated same-store sales increased an industry leading 4% in a very challenging retail environment. For the year, OfficeMax produced a bottom-line swing of $383 million to net income of $73.7 million, or $0.59 per diluted share, from the $309.5 million loss, or $2.72 per share, incurred in fiscal 2001.

Sales and profits were not the only areas where OfficeMax produced major improvements during the year. Other significant highlights of fiscal 2002 include:

- **Reached mid-single digits, meaningful gains** in the number of same-store customer transactions and the amount of the average transaction;
- **Achieved a year-over-year gross margin increase** of 158 basis points to 25.06% of sales, with the fourth quarter jumping 371 basis points to 24.91% of sales, setting the stage for additional advancements this year;
- **Launched our new, reduced-size 20,000 square-foot prototype** superstore which features an improved shopping environment, visual enhancements that promote add-on sales and a lower expense structure than our previous 23,500 square-foot format;
- **Generated a 12% increase in inventory turns** to 3.8 times;
- **Maintained the lowest general and administrative (G&A) expenses** in our industry of 2.82% of sales, a ratio we expect to maintain this year. This translated into an $11 million decrease from the prior year and an over $21 million two-year reduction; and
- **Reduced turnover** among our store management teams to approximately 26%. This compares to reported national averages in retail of approximately 30% and equates to a 45% percent reduction for OfficeMax in the last three years. Our reduced turnover rate is a result of a better associate selection process, improved training and a focus on creating opportunities for advancement.

Strongest Financial Condition in Six Years

At a time when many companies were struggling to recover from a lackluster holiday selling season, OfficeMax ended fiscal 2002 in our best financial position in six years with $137 million in cash and no short-term borrowings. This is a positive swing of $220 million in borrowings in just two years, which further underscores the value of our supply chain and distribution infrastructure. In short, OfficeMax has the "financial firepower" to take advantage of the many growth opportunities we expect to encounter during fiscal 2003 and beyond.

Continuing to Accelerate Sales at Our Retail Stores

In fiscal 2003 and the years to come, OfficeMax will continue to invest in improvements to our operations and store-level execution to continue to grow same-store sales and market share gains. In March, the Company announced plans to invest nearly $40 million to remodel 250 existing outlets. These remodels are planned as updates for a key group of our older stores and incorporate many or all of the features of our latest new store prototype. The remodels are designed to ensure that our customers enjoy a shopping experience that is fresh and satisfying.

In addition to our remodel program, OfficeMax is planning a number of remerchandising initiatives to further align our product mix with our core small business and home office customers. We will also add new, exciting plan-o-gram sets to our offering to take advantage of the increased store traffic we are now experiencing.

Investing in Information Technology at Our Stores

This year, OfficeMax will also implement a new point-of-sale system (POS) in our stores chain-wide in the United States. This new system includes a multitude of features including Customer Relationship Management (CRM) tools that will provide us insight into customers' buying habits. The CRM data can later be used for real-time purchase recommendations by our associates, as well as for targeted marketing efforts. The new POS system also features a benefit called Line-Buster technology that allows our associates to check out customers paying with a credit card anywhere in the store using hand-held units similar to those used by many car rental companies. This is particularly important during busier times of the day and during peak seasons such as back-to-school, the holidays and the month of January.

Marketing will also be a crucial tool for spreading the word that OfficeMax is the destination that means more for small business and home office customers. Our fiscal 2003 campaign captures the energy of musical revivals on Broadway and new movies such as "Chicago," using a big, bold sound and dance to cut through today's advertising clutter and make customers stop, look and shop. OfficeMax will translate this theme into all mediums, including print and in-store point-of-purchase as well as TV and radio. We believe this campaign will be long-lived and will help continue to differentiate us from our competitors in the office supply superstore industry.

Capitalizing on a Changing Marketplace

Retail is changing every day because our customers are always changing. In order to capitalize on transformations in the marketplace, in fiscal 2003, OfficeMax plans to grow its business through a number of specific programs and undertakings. For the current year, OfficeMax's areas of focus include:

- **Marketing and Store-Focused Promotions that Further Our Retail Dominance** in OfficeMax key "cash markets" with the goal of producing industry leading same-store sales and customer transactions;
- **Line Extensions** of products and services that meet the needs of our core small business and home office customers including digital imaging and all-in-one printers;
- **Private Branding** of products that offer compelling values to our customers and increase gross margins, all of which meet or beat the quality standards of comparable national brands;
- **The Testing of Non-Traditional Formats** that could include urban concepts smaller than our current store size to reach areas underserved by the office products superstore industry;
- **The Testing of New Store-within-a-Store** concepts in conjunction with partners outside of the office products industry;
- **Expanding the OfficeMax Commercial Sales Presence** by aggressively targeting businesses with 50-100 employees in the United States; and
- **Aligning OfficeMax with Vertical Markets** such as education, real estate and healthcare to serve these customer sets which are outside of our current small-business target.

Building the CopyMax Brand: a 100% Digitally-Connected Network

The high-margin, $35 billion print-for-pay industry continues to be a major focus for OfficeMax. Our 100% digitally-connected CopyMax store-within-a-store operation is located in each of our nearly 1,000 OfficeMax superstores.

Industry estimates show the current market leader in the print-for-pay category has only about a 5% share of this highly fragmented market. OfficeMax believes its CopyMax offering helps differentiate the Company from our competition in the office products superstore industry and provides our customers an added incentive to shop at OfficeMax. Building on our current printing, copying and shipping services, we plan to introduce innovative, new services in digital imaging and printing, a multi-billion industry itself, along with other CopyMax service offerings.

To help set the stage for this growth, in fiscal 2002, we enhanced a separate, yet integrated, CopyMax field organization consisting of district managers with exclusive responsibility for this part of our business. We also created three commercial sales territories with more than 200 dedicated CopyMax sales representatives.

The Best is Truly Yet to Come

OfficeMax is proud of the accomplishments we achieved in fiscal 2002, **but that was then and this is now.** Today, we're squarely focused on 2003 and beyond with initiatives to drive sales and profits. In the past years, OfficeMax made key investments for long-term benefits that affected immediate, short-term profitability. The benefits of these investments have just scratched the surface and are poised to produce sustained profitability starting now. We are building top-line results that will translate into bottom-line performance. In 2003, we believe the new growth opportunities that we've outlined above, along with our ongoing efforts, will result in a much more profitable and stronger OfficeMax.

In short, the best is yet to come. I look forward to continuing to update you on our progress.

Sincerely,



Chairman & CEO
Co-Founder

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has two business segments: Domestic and International. The Company's operations in the United States, Puerto Rico and the U.S. Virgin Islands, comprised of its retail stores, e-commerce operations, catalog business and outside sales groups, are included in the Domestic segment. The Domestic segment also includes the operations of the Company's former Computer Business segment, which was phased out during fiscal year 2000. The operations of the Company's majority-owned subsidiary in Mexico, OfficeMax de Mexico, are included in the International segment. OfficeMax's domestic e-commerce operations, catalog business and outside sales groups are integrated and aligned with its domestic superstores in order to more efficiently leverage its various business channels. As a result, management evaluates performance based on an integrated view of its domestic operations. Management evaluates performance of the Company's International segment separately because of the differences between the operating environments for its Domestic and International segments.

During fiscal years 2002, 2001 and 2000, the Company recorded charges related to its store closing program and supply-chain management initiatives as well as charges related to various legal matters and to provide a valuation allowance for its net deferred tax assets. All of these charges are included in the results of operations of the Company's Domestic segment. Additional information regarding these charges is included below under the caption "Charges and Reserves."

Fiscal Year 2002 (52 weeks) Compared to Fiscal Year 2001 (52 weeks)

Consolidated Operations

Sales in fiscal year 2002 increased 3.2% to $4,775,563,000 from $4,625,877,000 in fiscal year 2001. Fiscal year 2001 included sales of approximately $76,740,000 from the 29 underperforming domestic superstores that were closed as of the first day of fiscal year 2002. The year-over-year sales increase was primarily due to a comparable-store sales (sales for stores that have been open for more than one year) increase of approximately 4% and sales from new superstores opened in fiscal years 2002 and 2001. Fiscal year 2002 comparable-store sales primarily reflect a comparable-store sales increase of more than 4% experienced by the Company's Domestic segment. Sales for the Company's International segment increased 8.9% during fiscal year 2002 to $153,084,000 from $140,584,000 primarily as a result of sales from the new superstores opened during fiscal years 2002 and 2001, partially offset by a decrease in comparable-store sales of approximately 3%.

Gross profit was $1,196,691,000, or 25.1% of sales, in fiscal year 2002 and $1,086,128,000, or 23.5% of sales, in fiscal year 2001. The increase in gross margin as a percentage of sales was primarily due to improved leverage (decreasing as a percentage of sales) of certain fixed costs, such as occupancy costs for the Company's superstores, delivery centers and inventory distribution facilities, which are included in cost of merchandise sold and continued efficiencies realized by the Company's PowerMax supply-chain network. In addition, prior year gross margin was negatively impacted by a $3,680,000 charge for inventory liquidation recorded by the Company's Domestic segment related to its store closing program. Additional information regarding the inventory liquidation charge is included below under the caption "Charges and Reserves."

Store operating and selling expenses, which consist primarily of store payroll, operating and advertising expenses, decreased $18,836,000, or 1.1% of sales, to $1,034,122,000, or 21.7% of sales, in fiscal year 2002 from $1,052,958,000, or 22.8% of sales, in fiscal year 2001. The decrease in store operating and selling expenses as a percentage of sales was primarily due to the closing of 29 underperforming domestic superstores as of the first day of fiscal year 2002 and improved leveraging of store-level payroll, including the incremental costs associated with store-level initiatives by the Company's Domestic segment. The improved store operating and selling expense leverage realized by the Company's Domestic segment was partially offset by increased store operating and selling expense for the Company's International segment. Prior year store operating and selling expense was negatively impacted by a $10,000,000 charge to record a reserve for legal matters in the Company's Domestic segment. Additional information regarding the legal reserve is included below under the caption "Charges and Reserves."

General and administrative expenses decreased $10,917,000, or 0.3% of sales, to $134,763,000, or 2.8% of sales, in fiscal year 2002 from $145,680,000, or 3.1% of sales, in fiscal year 2001. The decrease in general and administrative expenses was realized in the Company's Domestic segment and was primarily due to the Company's continued expense control programs and efficiency gains from the Company's information technology initiatives, as well as the elimination of costs incurred during the prior year for consulting services that supported the Company's various business initiatives.

In accordance with the provisions of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangibles" ("FAS 142"), which was effective for the Company as of the beginning of fiscal year 2002, goodwill and intangible assets with an indefinite useful life are no longer amortized, but are tested for impairment at least annually. Accordingly, no goodwill amortization was recorded in fiscal year 2002. Goodwill amortization was $9,855,000 in fiscal year 2001. Prior to fiscal year 2002, goodwill was capitalized and amortized over 10 to 40 years using the straight-line method. Additional information regarding this new standard is included below under the caption "Significant Accounting Policies."

Pre-opening expenses were $672,000 and $2,790,000 in fiscal years 2002 and 2001, respectively. Pre-opening expenses, which consist primarily of store payroll, supplies and grand opening advertising for new superstores, are expensed as incurred and, therefore, fluctuate from period to period depending on the timing and number of new store openings. The Company's Domestic segment opened five new superstores in fiscal year 2002 and opened 17 new superstores and completed the expansion of its PowerMax distribution facility in Las Vegas in fiscal year 2001. Total pre-opening expenses for the Domestic segment were $392,000 in fiscal year 2002 and $1,801,000 in fiscal year 2001. The Company's International segment opened three and five new superstores in Mexico during fiscal years 2002 and 2001, respectively, and incurred pre-opening expenses of approximately $280,000 and $989,000, respectively, during those years.

Store closing and asset impairment charges were $2,489,000 and $76,761,000 in fiscal years 2002 and 2001, respectively. Eight underperforming domestic superstores and one domestic delivery center were included in the net charge for fiscal year 2002 and 29 underperforming domestic superstores were included in the net charge for fiscal year 2001. Additional information regarding these charges is included below under the caption "Charges and Reserves."

Interest expense, net was $5,980,000 and $14,804,000 in fiscal years 2002 and 2001, respectively. The decrease in net interest expense during fiscal year 2002 was primarily due to lower average outstanding borrowings for the Company's Domestic segment and lower interest rates on the Company's outstanding borrowings. As of January 25, 2003, the Domestic segment had no outstanding borrowings under its revolving credit facility. Interest income for the International segment decreased year over year, primarily as a result of lower interest earned on this segment's short-term investments.

Other expense, net was $61,000 in fiscal year 2001. Other expense, net consisted primarily of amounts related to the Company's investment in a Brazilian company. The Company wrote-off its remaining investment in the Brazilian company during the fourth quarter of fiscal year 2001. Additional information regarding the write-off of the Company's investment in the Brazilian company is included below under the caption "Charges and Reserves."

In accordance with the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"), the Company recorded a $170,616,000 charge to establish a valuation allowance for its net deferred tax assets including amounts related to its net operating loss carryforwards in the fourth quarter of fiscal year 2001. The Company intends to maintain a full valuation allowance for its net deferred tax assets and net operating loss carryforwards until sufficient positive evidence exists to support reversal of some portion or the remainder of the allowance. Until such time, except for minor state, local and foreign tax provisions, the Company will have no reported tax provision, net of valuation adjustments. The Company was not required to recognize any income tax expense in fiscal year 2002. Any future decision to reverse a portion or all of the remaining valuation allowance will be based on consideration of several factors including, but not limited to, the Company's expectations regarding future taxable income and the Company's cumulative income or loss in the then most recent three-year period. Additional information regarding the valuation allowance recorded in fiscal year 2001 is included below under the caption "Charges and Reserves."

On March 9, 2002, President Bush signed into law the "Job Creation and Worker Assistance Act" (H.R. 3090). This new tax law temporarily extends the carryback period for net operating losses incurred during the Company's taxable years ended in 2001 and 2000 to five years from two years. In the first quarter of fiscal year 2002, the Company reversed a portion of the valuation allowance for its net deferred tax assets recorded during the prior year and recognized an income tax benefit of $57,500,000 due to the extension of the carryback period. Additional information regarding the tax benefit recorded in fiscal year 2002 is included below under the caption "Charges and Reserves."

In addition to the income tax expense recorded to establish the valuation allowance, the Company recognized income tax benefit of $80,912,000 during fiscal year 2001, reflecting an effective tax rate of approximately 37.3%. This effective tax rate was different from the statutory income tax rate as a result of state and local income taxes and non-deductible goodwill amortization. The Company

recognized net income tax expense, including the income tax expense recorded to establish the valuation allowance and the income tax benefit, of $89,704,000 during fiscal year 2001.

As a result of the foregoing factors, net income for fiscal year 2002 was $73,724,000, or $0.59 per diluted share. The tax benefit recognized in the first quarter of fiscal year 2002 increased net income by $57,500,000, or $0.46 per diluted share. The net loss for fiscal year 2001 was $309,458,000, or $2.72 per diluted share including the after-tax effects of charges for inventory liquidation, store closing and asset impairment, the reserve for legal matters and the deferred tax asset valuation allowance of $2,227,000, $47,728,000, $6,050,000 and $170,616,000, respectively. In total these charges impacted the fiscal year 2001 net loss by $1.98 per diluted share. Goodwill amortization recognized in fiscal year 2001 was $9,855,000, or $0.09 per diluted share. Additional information regarding the charges recorded in fiscal year 2001 for inventory liquidation, store closing and asset impairment, legal matters and the valuation allowance is included below under the caption "Charges and Reserves."

Domestic Segment

Sales for the Domestic segment increased 3.1% in fiscal year 2002 to $4,622,479,000 from $4,485,293,000 in fiscal year 2001. Fiscal year 2001 included sales of approximately $76,740,000 from the 29 underperforming domestic superstores that were closed as of the first day of fiscal year 2002. The year-over-year sales increase was primarily due to a comparable-store sales increase of approximately 4%, coupled with the sales from new superstores opened in fiscal years 2002 and 2001. The sales increase was partially offset by the impact of the stores that were closed on the first day of fiscal year 2002. The Company's Domestic segment realized sequential quarter-over-quarter improvement in comparable-store sales during all four quarters of fiscal year 2002. The comparable-store sales gains were driven by both increased customer counts and higher average revenue per customer transaction primarily as a result of the Company's new merchandising and marketing initiatives, improved inventory in-stock position and better in-store execution. Fiscal year 2001 comparable-store sales for the Domestic segment were negatively impacted by the recession in the U.S. and negative consumer and business sentiment following the September 11th terrorist attacks.

Gross profit for the Domestic segment was $1,161,113,000, or 25.1% of sales, in fiscal year 2002 and $1,052,544,000, or 23.5% of sales, in fiscal year 2001. The increase in gross margin as a percentage of sales was primarily due to improved leverage of certain fixed costs, such as occupancy costs for the segment's superstores, delivery centers and inventory distribution facilities, that are included in cost of merchandise sold. The improved leverage of fixed costs benefited the Domestic segment's gross margin by approximately 1.0% of sales. The Domestic segment's gross margin also benefited from continued efficiencies realized by the Company's PowerMax supply-chain network. In addition, prior year gross margin was negatively impacted by a charge for inventory liquidation recorded by the Company's Domestic segment related to its store closing program of $3,680,000, or 0.1% of sales. Additional information regarding the inventory liquidation charge is included below under the caption "Charges and Reserves."

Operating results for the Domestic segment were income of $20,307,000 in fiscal year 2002 and a loss of $206,580,000 in fiscal year 2001. The fiscal year 2001 loss included charges for inventory liquidation, store closing and asset impairment and the reserve for legal matters recorded by the Domestic segment of $3,680,000, $76,761,000 and $10,000,000, respectively. The year-over-year improvement in the operating results of the Domestic segment was primarily due to the increase in gross profit as a percentage of sales and the improved leverage of store operating and selling expenses and general and administrative expenses as well as the charges recorded in fiscal year 2001. The improved leverage of store operating and selling expenses and general and administrative expenses was driven by the Domestic segment's comparable-store sales gains as well as the Company's continued expense control programs. Domestic segment payroll related expenses, which represent approximately 50% of the total store operating and selling expenses and general and administrative expenses, decreased in terms of absolute dollars and as a percentage of sales year-over-year.

As a result of the foregoing factors, Domestic segment net income for fiscal year 2002 was $71,185,000, or $0.57 per diluted share. The tax benefit recognized in the first quarter of fiscal year 2002 increased the Domestic segment's net income by $57,500,000, or $0.46 per diluted share. The Domestic segment net loss for fiscal year 2001 was $312,089,000, or $2.74 per diluted share, including the after-tax effects of charges for inventory liquidation, store closing and asset impairment, reserve for legal matters and the valuation allowance of $2,227,000, $47,728,000, $6,050,000 and $170,616,000, respectively. In total these charges impacted the fiscal year 2001 net loss by $1.98 per diluted share. Goodwill amortization recognized in fiscal year 2001 was $9,390,000, or $0.08 per diluted share. Additional information regarding the charges recorded in fiscal year 2001 for inventory liquidation, store closing and asset impairment, legal matters and the deferred tax asset valuation allowance is included below under the caption "Charges and Reserves."

International Segment

Sales for the International segment in fiscal year 2002 increased 8.9% to \$153,084,000 from \$140,584,000 in fiscal year 2001. This sales increase was primarily due to the new superstores opened in fiscal years 2002 and 2001, partially offset by a comparable-store sales decrease of approximately 3%. This segment opened three and five new superstores in fiscal years 2002 and 2001, respectively. This segment closed one superstore in fiscal year 2001. Comparable-store sales were negatively impacted by the changes in currency exchange rates during fiscal year 2002. In local currency, comparable-store sales were relatively flat for the International segment during fiscal year 2002. The Company expects the unfavorable currency exchange rate trends to continue to negatively impact comparable-store sales for OfficeMax de Mexico during at least the first half of fiscal year 2003.

Gross profit for the International segment was \$35,578,000, or 23.2% of sales, in fiscal year 2002 and \$33,584,000, or 23.9% of sales, in fiscal year 2001. The decrease in gross margin as a percentage of sales was primarily due to the negative effect of currency exchange rate fluctuations on the cost of products sourced from the United States, partially offset by a sales mix shift towards higher margin supply merchandise.

Operating income for the International segment was \$4,338,000, or 2.8% of sales, in fiscal year 2002 and \$4,664,000, or 3.3% of sales, in fiscal year 2001. The decrease in operating income as a percentage of sales was primarily due to the decrease in gross margin as a percentage of sales.

Minority interest in the net income of the International segment was \$2,441,000 and \$2,973,000 in fiscal years 2002 and 2001, respectively.

As a result of the foregoing factors, net income for the International segment was \$2,539,000, or 1.7% of sales, in fiscal year 2002 and \$2,631,000, or 1.9% of sales, in fiscal year 2001. International segment net income was \$0.02 per diluted share in fiscal years 2002 and 2001. Goodwill amortization recognized in fiscal year 2001 was \$465,000, or \$0.01 per diluted share.

Fiscal Year 2001 (52 weeks) Compared to Fiscal Year 2000 (53 weeks)

Consolidated Operations

Sales in fiscal year 2001 decreased 9.7% to \$4,625,877,000 from \$5,121,337,000 in fiscal year 2000. Fiscal year 2000 included sales of approximately \$224,026,000 from the Company's discontinued former Computer Business segment and 46 underperforming domestic superstores that were closed as of the first day of fiscal year 2001. Sales for the 53rd week included in fiscal year 2000 for the Company's Domestic segment were approximately \$104,220,000. The year-over-year sales decrease was primarily due to the discontinued former Computer Business segment, the closed stores and the additional week of sales included in fiscal year 2000 as well as a comparable-store sales decrease of approximately 6%. Fiscal year 2001 comparable-store sales primarily reflect a comparable-store sales decrease of approximately 6% experienced by the Company's Domestic segment. Fiscal year 2001 comparable-store sales for the Domestic segment were negatively impacted by the recession in the U.S. and uncertain consumer and business sentiment following the September 11th terrorist attacks. These factors contributed to a decline in small business capital purchases and the formation of new company start-ups, as well as reduced consumer spending, particularly for technology and furniture products. Sales for the Company's International segment increased 21% during fiscal year 2001 to \$140,584,000 from \$116,269,000 primarily as a result of a comparable-store sales increase of approximately 7% and sales from the new superstores opened during fiscal years 2001 and 2000.

Gross profit was \$1,086,128,000, or 23.4% of sales, in fiscal year 2001 and \$1,220,728,000, or 23.8% of sales, in fiscal year 2000. The Company's Domestic segment recorded inventory liquidation charges related to its store closing program in fiscal years 2001 and 2000 and a charge for a legal settlement in fiscal year 2000. These charges were included as a component of the Domestic segment's cost of merchandise sold. The de-leveraging of certain fixed costs, such as occupancy costs for the Company's superstores, delivery centers and inventory distribution facilities, which are included in cost of merchandise sold, primarily as a result of the comparable-store sales decrease experienced by the Company's Domestic segment, reduced gross profit by approximately 1.3% of sales during fiscal year 2001. The phase-out of the Company's low-margin former Computer Business segment, which was completed during fiscal year 2000, partially offset the impact of de-leveraging fixed costs included in cost of merchandise sold. Additional

information regarding the inventory liquidation charges and the legal settlement is included below under the caption "Charges and Reserves."

Store operating and selling expenses, which consist primarily of store payroll, operating and advertising expenses, decreased $78,493,000 to $1,052,958,000 in fiscal year 2001 from $1,131,451,000 in fiscal year 2000. This decrease was primarily a result of the phase-out of the former Computer Business segment, the closing of 46 underperforming domestic superstores as of the first day of fiscal year 2001 and the 53rd week included in the fiscal year 2000 results for the Company's Domestic segment. As a percentage of sales, store operating and selling expenses increased to 22.8% in fiscal year 2001 from 22.1% in fiscal year 2000. The increase as a percentage of sales was primarily due to the de-leveraging of certain operating expenses in the Company's Domestic segment and a $10,000,000 charge to record a reserve for legal matters recorded in the Company's Domestic segment during the third quarter of fiscal year 2001. Additional information regarding the legal reserve is included below under the caption "Charges and Reserves."

General and administrative expenses decreased $10,593,000 to $145,680,000 in fiscal year 2001 from $156,273,000 in fiscal year 2000. The decrease in general and administrative expenses was primarily due to the Company's continued cost-and-expense control initiatives, efficiency gains as a result of the Company's information technology initiatives and the 53rd week included in the Domestic segment's fiscal year 2000 results.

Goodwill amortization was $9,855,000 in fiscal year 2001 and $9,863,000 in fiscal year 2000. During those fiscal years, goodwill was capitalized and amortized over 10 to 40 years using the straight-line method. As a result of a new accounting standard, FAS 142, that was effective for the Company as of the beginning of fiscal year 2002, goodwill is no longer amortized, but will be tested for impairment at least annually. Additional information regarding this new accounting standard is included below under the caption "Significant Accounting Policies."

Pre-opening expenses were $2,790,000 and $7,113,000 in fiscal years 2001 and 2000, respectively. Pre-opening expenses, which consist primarily of store payroll, supplies and grand opening advertising for new superstores, are expensed as incurred and, therefore, fluctuate from period to period depending on the timing and number of new store openings. Total pre-opening expenses for the Domestic segment were $1,801,000 in fiscal year 2001 and $6,061,000 in fiscal year 2000. The Company's Domestic segment opened 17 new superstores and completed the expansion of its PowerMax distribution facility in Las Vegas in fiscal year 2001 and opened 54 new superstores in fiscal year 2000. The Company's Domestic segment also incurred pre-opening expenses of approximately $1,000,000 during fiscal year 2000 to open a PowerMax inventory distribution facility. The Company's International segment opened five and eight new superstores in Mexico during fiscal years 2001 and 2000, respectively, and incurred pre-opening expenses of approximately $989,000 and $1,052,000 during those years.

Store closing and asset impairment charges were $76,761,000 and $109,578,000 in fiscal years 2001 and 2000, respectively. Twenty-nine underperforming domestic superstores were included in the net charge for fiscal year 2001 and 48 underperforming domestic superstores were included in the net charge for fiscal year 2000. Additional information regarding these charges is included below under the caption "Charges and Reserves."

Interest expense, net, was $14,804,000 and $16,493,000 in fiscal years 2001 and 2000, respectively. The decrease in net interest expense during fiscal year 2001 was primarily due to reduced average outstanding borrowings for the Company's Domestic segment and lower interest rates. As of January 26, 2002, the Domestic segment had outstanding borrowings under its revolving credit facility of $20,000,000. Interest income for the International segment decreased year over year, primarily as a result of lower interest earned on this segment's short-term investments.

Other expense, net, was $61,000 in fiscal year 2001 and $60,000 in fiscal year 2000. Other expense, net, consists primarily of amounts related to the Company's investment in a Brazilian Company. The Company wrote-off its remaining investment in the Brazilian company during the fourth quarter of fiscal year 2001. Additional information regarding the write-off of the Company's investment in the Brazilian company is included below under the caption "Charges and Reserves."

In accordance with the provisions of FAS 109, the Company recorded a $170,616,000 charge to establish a valuation allowance for its net deferred tax assets including amounts related to its net operating loss carryforwards, in the fourth quarter of fiscal year 2001. In addition to the income tax expense recorded to establish the valuation allowance, the Company recognized income tax benefit of $80,912,000 during fiscal year 2001, reflecting an effective tax rate of approximately 37.3%. The Company recognized an income tax benefit of $79,076,000 in fiscal year 2000, reflecting an effective tax rate of approximately 37.6%. The effective tax rates for both years

were different from the statutory income tax rate as a result of state and local income taxes and non-deductible goodwill amortization. The Company recognized net income tax expense, including the income tax expense recorded to establish the valuation allowance and the income tax benefit, of $89,704,000 during fiscal year 2001. Additional information regarding the valuation allowance recorded in fiscal year 2001 is included below under the caption "Charges and Reserves."

As a result of the foregoing factors, the net loss for fiscal year 2001 was $309,458,000, or $2.72 per diluted share, including the after-tax effects of charges for inventory liquidation, store closing and asset impairment, the reserve for legal matters and the deferred tax asset valuation allowance of $2,227,000, $47,728,000, $6,050,000 and $170,616,000, respectively. In total, these charges impacted the fiscal year 2001 net loss by $1.98 per diluted share. The net loss for fiscal year 2000 was $133,166,000, or $1.20 per diluted share, including the after-tax effects of charges for litigation settlement, inventory liquidation and store closing and asset impairment of $11,679,000, $4,946,000 and $66,843,000, respectively. In total, these charges impacted the fiscal year 2000 net loss by $0.74 per diluted share. Additional information regarding the charges for inventory liquidation and store closing and asset impairment recorded during fiscal years 2001 and 2000 as well as the reserve for legal matters and the litigation settlement recorded in fiscal years 2001 and 2000, respectively, and the valuation allowance recorded in fiscal year 2001 is included below under the caption "Charges and Reserves."

Domestic Segment

Sales for the Domestic segment in fiscal year 2001 decreased 10.4% to $4,485,293,000 from $5,005,068,000 in fiscal year 2000. Fiscal year 2000 included sales of approximately $224,026,000 from the Company's discontinued former Computer Business segment and 46 underperforming domestic superstores that were closed as of the first day of fiscal year 2001. Sales for the 53rd week included in fiscal year 2000 for this segment were approximately $104,220,000. The year-over-year sales decrease was primarily due to the discontinued former Computer Business segment, the closed stores and the additional week of sales included in fiscal year 2000 as well as a comparable-store sales decrease of approximately 6%. Fiscal year 2001 comparable-store sales were negatively impacted by the recession in the U.S. and uncertain consumer and business sentiment following the September 11th terrorist attacks. These factors contributed to a decline in both small business capital purchases and the formation of new company startups, as well as reduced consumer spending, particularly for technology and furniture products. Sales for certain items, such as furniture and certain technology products were also impacted by declines in average sales prices.

Gross profit for the Domestic segment was $1,052,544,000, or 23.5% of sales, in fiscal year 2001 and $1,188,739,000, or 23.8% of sales, in fiscal year 2000. Certain fixed costs, such as occupancy costs for the segment's superstores, delivery centers and inventory distribution facilities, are included in cost of merchandise sold. The de-leveraging of these costs, primarily as a result of the comparable-store sales decrease, reduced gross margin by approximately 1.3% of sales during fiscal year 2001. The phase-out of the Company's low-margin former Computer Business segment, which was completed during fiscal year 2000, partially offset the impact of de-leveraging fixed costs included in cost of merchandise sold. The Domestic segment recorded inventory liquidation charges related to its store closing program in fiscal years 2001 and 2000 of $3,680,000, or 0.1% of sales, and $8,244,000, or 0.2% of sales, respectively. The Domestic segment also recorded a charge for a legal settlement in fiscal year 2000 of $19,465,000, or 0.4% of sales. These charges were included as a component of the Domestic segment's cost of merchandise sold. Additional information regarding the inventory liquidation charges and the charge for a legal settlement is included below under the caption "Charges and Reserves."

Operating results for the Domestic segment were a loss of $206,580,000 in fiscal year 2001 and a loss of $198,493,000 in fiscal year 2000. The fiscal year 2001 loss included charges for inventory liquidation, store closing and asset impairment and the reserve for legal matters recorded by the Domestic segment of $3,680,000, $76,761,000 and $10,000,000, respectively. The fiscal year 2000 loss included charges for inventory liquidation, litigation settlement and store closing and asset impairment recorded by the Domestic segment of $8,244,000, 19,465,000 and $109,578,000, respectively. The increase in the operating loss for the Domestic segment was primarily due to the overall sales decrease experienced by this segment and the related decrease in gross profit. The decrease in gross profit was partially offset by reduced store operating and selling, and general and administrative expenses.

As a result of the foregoing factors, the Domestic segment's net loss for fiscal year 2001 was $312,089,000, or $2.74 per diluted share, including the after-tax effects of charges for inventory liquidation, store closing and asset impairment, the reserve for legal matters and the deferred tax asset valuation allowance of $2,227,000, $47,728,000, $6,050,000 and $170,616,000, respectively. In total, these charges impacted the fiscal year 2001 net loss by $1.98 per diluted share. The Domestic segment's net loss for fiscal year 2000 was $137,188,000, or $1.24 per diluted share, including the after-tax effects of charges for litigation settlement, inventory

liquidation and store closing and asset impairment of $11,679,000, $4,946,000 and $66,843,000, respectively. In total, these charges impacted the fiscal year 2000 net loss by $0.74 per diluted share. Additional information regarding the charges for inventory liquidation and store closing and asset impairment recorded during fiscal years 2001 and 2000 as well as the reserve for legal matters and the litigation settlement recorded in fiscal years 2001 and 2000, respectively, and the valuation allowance recorded in fiscal year 2001 is included below under the caption "Charges and Reserves."

International Segment

Sales for the International segment in fiscal year 2001 increased 20.9% to $140,584,000 from $116,269,000 in fiscal year 2000. This sales increase was primarily due to a comparable-store sales increase of approximately 7% and new superstores opened in fiscal years 2001 and 2000. This segment opened five and eight new superstores in fiscal years 2001 and 2000, respectively. This segment closed one superstore in fiscal year 2001. The comparable-store sales increase experienced by this segment was primarily due to growth in the sales of computers and related peripherals. These items accounted for approximately 54% of the International segment's sales in fiscal year 2001 as compared to 51% of this segment's sales in fiscal year 2000.

Gross profit for the International segment was $33,584,000, or 23.9% of sales, in fiscal year 2001 and $31,989,000, or 27.5% of sales, in fiscal year 2000. The decrease in gross margin as a percentage of sales was primarily due to the growth in the low-margin computer and peripheral product categories which generate lower margins than sales of supply products.

Operating income for the International segment was $4,664,000, or 3.3% of sales, in fiscal year 2001 and $4,943,000, or 4.3% of sales, in fiscal year 2000. The decrease in operating income as a percentage of sales was primarily due to the decrease in gross profit as a percentage of sales, partially offset by improved leverage of store operating and selling expenses.

Minority interest in the net income of the International segment was $2,973,000 and $2,139,000 in fiscal years 2001 and 2000, respectively.

As a result of the foregoing factors, net income for the International segment was $2,631,000, or 1.9% of sales, in fiscal year 2001 and $4,022,000, or 3.5% of sales, in fiscal year 2000. International segment net income was $0.02 per diluted share in fiscal year 2001 and $0.04 per diluted share in fiscal year 2000.

Charges and Reserves

Store Closing Program

Fiscal Year 2002. In December 2002, the Company conducted a review of its domestic real estate portfolio and committed to close eight underperforming superstores and one delivery center. In conjunction with these closings, the Company recorded a pre-tax charge for store closing and asset impairment of $11,915,000 during the fourth quarter of fiscal year 2002. Major components of the charge included lease disposition costs of $9,118,000, asset impairment and disposition of $2,530,000 and other closing costs of $267,000. Estimated lease disposition costs in the charge included the aggregate rent expense for the closing stores, net of approximately $6,849,000 of expected future sublease income. The Company estimated future sublease income for the closing stores based on real estate studies prepared by independent real estate industry advisors. Also during the fourth quarter of fiscal year 2002, the Company reversed certain portions of the store closing reserves established in fiscal year 2001 and fiscal year 2000, respectively, when those portions of the reserves were deemed no longer necessary. The reversals reduced the fiscal year 2002 charge by approximately $11,203,000. Additional information regarding the reversal of portions of the store closing reserve is included within this section under the sub-headings "Fiscal Year 2001" and "Fiscal Year 2000." The Company recorded a pre-tax charge for asset impairment of $1,777,000 during the second quarter of fiscal year 2002. In total, the net charges for store closing and asset impairment reduced fiscal year 2002 net income by $2,489,000, or $0.02 per diluted share.

Fiscal Year 2001. During the fourth quarter of fiscal year 2001, the Company announced that it had completed a review of its domestic real estate portfolio and elected to close 29 underperforming domestic superstores. In conjunction with these store closings, the Company recorded a pre-tax charge for store closing and asset impairment of $79,838,000 during the fourth quarter of fiscal year 2001. Major components of the charge included lease disposition costs of $53,646,000, asset impairment and disposition of $20,674,000 and other closing costs, including severance, of $5,518,000. Estimated lease disposition costs in the charge included the aggregate rent

expense for the closed stores, net of approximately $42,344,000 of expected future sublease income. The Company estimated future sublease income for the closed stores based on real estate studies prepared by independent real estate industry advisors. During the fourth quarter of fiscal year 2001, certain portions of the reserve for store closing costs established during fiscal year 2000 were deemed no longer necessary and reversed. This reversal reduced the fiscal year 2001 charge by approximately $3,077,000. Additional information regarding the reversal of a portion of the store closing reserve is included within this section under the sub-heading "Fiscal Year 2000." The net charge of $76,761,000, net of income tax benefit, reduced fiscal year 2001 net income by $47,728,000, or $0.42 per diluted share. Also during the fourth quarter of fiscal year 2001, the Company recorded an additional pre-tax charge of $3,680,000 as a result of the inventory liquidation at the closed stores. The inventory liquidation charge, net of income tax benefit, reduced fiscal year 2001 net income by $2,227,000, or $0.02 per diluted share.

Included in the charge for store closing and asset impairment was $5,631,000 of expense related to the write-off of the Company's investment in a Brazilian company, as well as receivables from the Brazilian company.

The 29 stores were closed during the first quarter of fiscal year 2002 upon completion of the liquidation process that began as of the first day of fiscal year 2002. The results of operations for the 29 closed stores were assumed by a third-party liquidator and, accordingly, were not included in the Company's consolidated results of operations for fiscal year 2002.

During the fourth quarter of fiscal year 2002, the Company reversed approximately $8,847,000 of the reserve for store closing costs originally established in fiscal year 2001, as a result of management's successful efforts to sublease closed stores and negotiate early terminations of leases.

Fiscal Year 2000. During fiscal year 2000, the Company announced that it had conducted a review of its domestic real estate portfolio and elected to close 50 underperforming domestic superstores. In conjunction with these store closings, the Company recorded a pre-tax charge for store closing and asset impairment of $109,578,000 during the fourth quarter of fiscal year 2000. Major components of the charge included lease disposition costs of $89,815,000, asset impairment and disposition costs of $13,071,000 and other closing costs, including severance, of $6,692,000. Estimated lease disposition costs in the charge included the aggregate rent expense for the closed stores, net of approximately $83,981,000 of expected future sublease income. The Company estimated future sublease income for the closed stores based on real estate studies prepared by independent real estate industry advisors. The charge, net of income tax benefit, reduced net income by $66,843,000, or $0.59 per diluted share, during fiscal year 2000. Also during the fourth quarter of fiscal year 2000, the Company recorded an additional pre-tax charge of $8,244,000 as a result of the inventory liquidation at the closed stores. The inventory liquidation charge, net of income tax benefit, reduced fiscal year 2000 net income by $4,946,000, or $0.05 per diluted share.

Of the 50 superstores originally expected to close, 48 were liquidated and closed during fiscal year 2001. During the fourth quarter of fiscal year 2001, the Company elected not to close the remaining two stores due to changes in competitive and market conditions and reversed the charge originally recorded to close those stores. In total, approximately $3,077,000 of the original charge recorded in fiscal year 2000 was reversed during the fourth quarter of fiscal year 2001, primarily as a result of the two stores management elected not to close and certain equipment lease termination costs that were lower than expected. During the fourth quarter of fiscal year 2002, the Company reversed approximately $2,356,000 of the reserve originally established in fiscal year 2000, as a result of management's successful efforts to sublease closed stores and negotiate early terminations of leases. The results of operations for 46 of the 48 closed stores were assumed by a third-party liquidator and, accordingly, were not included in the Company's consolidated results of operations after January 27, 2001.

See Note 2 of Notes to Consolidated Financial Statements of the Company for additional information regarding the store closing and asset impairment charges.

Income Taxes

In the fourth quarter of fiscal year 2001, the Company recorded a charge of approximately $170,616,000, or $1.49 per diluted share, to establish a valuation allowance for its net deferred tax assets, including amounts related to its net operating loss carryforwards. The valuation allowance was calculated in accordance with the provisions of FAS 109, which places primary importance on the Company's operating results in the most recent three-year period when assessing the need for a valuation allowance. Although management believes the Company's results for those periods were heavily affected by deliberate and planned infrastructure improvements, including its PowerMax distribution network and state-of-the-art SAP computer system, as well as an aggressive store

closing program, the Company's cumulative loss in the three-year period ended on January 26, 2002 represented negative evidence sufficient to require a full valuation allowance under the provisions of FAS 109. The Company intends to maintain a full valuation allowance for its net deferred tax assets until sufficient positive evidence exists to support reversal of some portion or the remainder of the allowance. Until such time, except for minor state, local and foreign tax provisions, the Company will have no reported tax provision, net of valuation allowance adjustments. Any future decision to reverse a portion or all of the remaining valuation allowance will be based on consideration of several factors including, but not limited to, the Company's expectations regarding future taxable income and the Company's cumulative income or loss in the then most recent three-year period.

On March 9, 2002, President Bush signed into law the "Job Creation and Worker Assistance Act" (H.R. 3090). This new tax law temporarily extends the carryback period for net operating losses incurred during the Company's taxable years ended in 2001 and 2000 to five years from two years. During the first quarter of fiscal year 2002, the Company reversed a portion of the valuation allowance recorded during the fourth quarter of fiscal year 2001 and recognized an income tax benefit of $57,500,000 due to the extension of the carryback period. The income tax benefit increased fiscal year 2002 net income by $0.46 per diluted share.

Also during fiscal year 2002, the Company received refunds of amounts on deposit with the IRS of approximately $30,000,000 related to prior year tax returns.

See Note 6 of Notes to Consolidated Financial Statements of the Company for additional information regarding income taxes.

Legal Settlement – Fiscal Year 2001

During the third quarter of fiscal year 2001, the Company recorded a pre-tax charge of $10,000,000 to provide for the settlement of a class action lawsuit in California regarding overtime wages and the classification of exempt employees, as well as other legal matters. The charge was included as a component of store operating and selling expenses. The charge, net of income tax benefit, increased the net loss in fiscal year 2001 by $6,050,000, or $0.05 per diluted share.

Legal Settlement – Fiscal Year 2000

During the third quarter of fiscal year 2000, the Company, based on changes in circumstances and the advice of outside legal counsel, elected to settle its lawsuit with Ryder Integrated Logistics prior to trial. As a result of the settlement, the Company recorded a pre-tax charge of $19,465,000, which was included as a component of cost of merchandise sold. The charge, net of income tax benefit, increased the net loss in fiscal year 2000 by $11,679,000, or $0.10 per diluted share.

Liquidity and Capital Resources

The Company's operations provided $93,579,000 of cash during fiscal year 2002, primarily as a result of net income of $73,724,000, including the tax benefit of $57,500,000 due to the extension of the carryback period. During fiscal year 2002, the Company received refunds of amounts on deposit with the IRS related to prior year tax returns of approximately $30,000,000. See Note 6 of Notes to Consolidated Financial Statements of the Company for additional information regarding income taxes. These sources of cash, as well as non-cash expense for depreciation of $90,161,000, were partially offset by changes in working capital. Inventory increased $46,145,000 from the end of the prior fiscal year due to planned purchases to support the Company's comparable-store sales growth during the important new year "Back-to-Business" selling period in January and February. Accounts payable decreased $90,157,000 since the end of the prior fiscal year, primarily as a result of the Company's decisions to take advantage of special discounts and forego extended terms offered by its vendors and increased fourth quarter purchases of foreign-sourced inventory which typically have shorter payment terms than inventory sourced domestically. The change in overdraft balances since the end of the previous fiscal year is reflected in the Consolidated Statement of Cash Flows as a financing activity. The overdraft balances are included as a component of accounts payable in the Company's Consolidated Balance Sheet. As a result of the foregoing factors, accounts payable-to-inventory leverage decreased to 47.2% as of January 25, 2003, from 56.0% as of January 26, 2002. During fiscal year 2002, annualized inventory turns improved to 3.8 times per year from 3.4 times per year in the prior year, primarily as a result of the Company's continued, successful supply-chain management initiatives. The Company's operations provided $231,021,000 of cash during fiscal year 2001 primarily as a result of a reduction in inventory of $274,261,000, partially offset by a decrease in accounts payable of $57,035,000. The reduction in inventory was the result of the Company's supply-chain management initiatives. The Company's operations used $13,930,000 of cash during fiscal year 2000.

Net cash used for investing activities, primarily capital expenditures for new and remodeled superstores and information technology initiatives, was $51,835,000 in fiscal year 2002, as compared to $50,377,000 in fiscal year 2001 and $141,134,000 in fiscal year 2000. Capital expenditures were $49,188,000, $49,228,000 and $134,812,000 in fiscal years 2002, 2001 and 2000, respectively. The Company expects capital expenditures for fiscal year 2003, primarily for store remodels, information technology initiatives, including the new point-of-sale system, and new store openings, to be approximately $100,000,000.

Net cash provided by financing was $19,454,000 in fiscal year 2002. Fiscal year 2002 financing activities primarily represented an increase in overdraft balances of $36,210,000 and a reduction of outstanding borrowings under the Company's revolving credit facility of $20,000,000. In addition to funding capital expenditures, the Company has used its cash from operations to reduce borrowings under the Company's revolving credit facility by $220,000,000 over the past two fiscal years. The Company had no outstanding borrowings under the revolving credit facility as of January 25, 2003. Net cash used for financing was $232,263,000 in fiscal year 2001, which primarily represented a reduction of outstanding borrowings under the Company's revolving credit facility of $200,000,000. Net cash provided by financing was $209,880,000 in fiscal year 2000. Fiscal year 2000 financing activities primarily represented borrowings under the Company's revolving credit facility and the issuance of $50,000,000 of redeemable preferred shares.

The Company opened five new superstores in the United States and three new superstores in Mexico in fiscal year 2002 and plans to open approximately the same number of domestic superstores during fiscal year 2003 and up to ten new superstores in Mexico. Management estimates that the Company's cash requirements for opening a domestic superstore, exclusive of pre-opening expenses, will be approximately $900,000, including approximately $425,000 for leasehold improvements, fixtures, point-of-sale terminals and other equipment, and approximately $400,000 for the portion of store inventory that is not financed by accounts payable to vendors. Pre-opening expenses are expected to average approximately $90,000 per domestic and international superstore in fiscal year 2003.

On March 9, 2002, President Bush signed into law the "Job Creation and Worker Assistance Act" (H.R. 3090). This new tax law temporarily extends the carryback period for net operating losses incurred during the Company's taxable years ended in 2001 and 2000 to five years from two years. In the first quarter of fiscal year 2002, the Company reversed a portion of the valuation allowance for its net deferred tax assets recorded during the prior year and recognized an income tax benefit of $57,500,000 due to the extension of the carryback period. The Company has received refunds for the additional net operating loss carryback resulting from the extension of the carryback period. Also during fiscal year 2002, the Company received refunds of amounts on deposit with the IRS related to prior year tax returns of approximately $30,000,000. See Note 6 of Notes to Consolidated Financial Statements of the Company for additional information regarding income taxes.

Due to the decline in Kmart's debt rating, the Company was required to purchase, during the first quarter of fiscal year 2002, the mortgage notes on two of its store properties for an aggregate amount of $5,085,000. Both of the properties are occupied by the Company. Principal and interest payments to the Company under the mortgage notes are secured by the Company's rent payments under the related lease agreements. Interest on the mortgage notes accrues to the Company at an average rate of approximately 10% per annum which exceeds the Company's current borrowing rate. The Company does not expect the decline in Kmart's debt rating or Kmart's subsequent bankruptcy filing to have a material adverse impact on OfficeMax's financial position or the results of its operations. See Note 3 of Notes to Consolidated Financial Statements of the Company for additional information regarding the Company's relationship with Kmart.

During the fourth quarter of fiscal year 2000, the Company entered into a senior secured revolving credit facility. During the first quarter of fiscal year 2002, the Company extended the term of the revolving credit facility until February 27, 2004. The revolving credit facility is secured by a first priority perfected security interest in the Company's inventory and certain accounts receivable and provides for borrowings of up to $700,000,000 at the bank's base rate or Eurodollar Rate plus 1.75% to 2.50% depending on the level of borrowing. As of January 25, 2003, the Company had no outstanding borrowings under the revolving credit facility. As of January 26, 2002, the Company had outstanding borrowings of $20,000,000 under the revolving credit facility at a weighted average interest rate of 4.75%. Also under this facility, the Company had $117,136,000 and $111,580,000 of standby letters of credit outstanding as of January 25, 2003 and January 26, 2002, respectively, in connection with its insurance programs and two synthetic operating leases. These letters of credit reduce the Company's available borrowing capacity under the revolving credit facility. The Company pays quarterly usage fees between 1.62% and 1.87% per annum on the outstanding standby letters of credit.

The Company pays quarterly fees of 0.25% per annum on the unused portion of the revolving credit facility. Available borrowing capacity under the revolving credit facility is calculated as a percentage of the Company's inventory and certain accounts receivable. As of January 25, 2003, the Company had unused and available borrowings under the revolving credit facility in excess of $444,000,000.

During the second quarter of fiscal year 2000, the Company repaid the outstanding balance of its mortgage loan in the amount of $16,100,000. The mortgage loan was secured by the Company's international corporate headquarters and had an original maturity of January 2007.

During the fourth quarter of fiscal year 2000, the Company assumed an eleven-year $1,800,000 mortgage loan secured by real estate occupied by the Company. The Company had previously leased this real estate. As of January 25 2003, $1,518,000 of the mortgage loan was outstanding. The mortgage loan bears interest at a rate of 5.0% per annum. Maturities of the mortgage loan including interest will be approximately $213,000 for each of the next five years.

The Company expects its funds generated from operations as well as its current cash reserves and, when necessary, seasonal short-term borrowings to be sufficient to finance its operations and capital requirements. The Company is negotiating an extension of its current revolving credit facility which expires in February 2004. The Company expects to finalize the extension during the first half of fiscal year 2003, on equally favorable terms as compared to its current agreement.

Off Balance Sheet Arrangements

The Company occupies two of its PowerMax inventory distribution facilities under synthetic operating leases with initial lease terms expiring in fiscal year 2004. One of the synthetic operating leases can be extended at the Company's option until fiscal year 2006. The Company leases the PowerMax facilities from special purpose entities ("SPEs") that have been established by nationally prominent, creditworthy commercial lessors to facilitate the financing of those assets for the Company. No officers, directors or employees of the Company hold any direct or indirect equity interest in such SPEs. The SPEs finance the cost of the property through the issuance of commercial paper. The Company has provided standby letters of credit of approximately $81,000,000 in support of the commercial paper. In the event that the Company defaults on its obligations under the leases, the SPEs could draw on the letters of credit in order to redeem the commercial paper. These letters of credit reduce the Company's available borrowing capacity under the Company's revolving credit facility. Upon expiration of the synthetic operating leases, the Company can elect to purchase the related assets of both facilities at a total cost specified in the lease agreements of approximately $80,000,000. If the Company does not elect to purchase the related assets, the Company is required to honor certain fair value guarantees. These guarantees require the Company to reimburse the lessor for any shortfall from a fair value specified in the lease agreements. Currently, the Company expects to purchase the related assets upon expiration of the synthetic operating leases, or otherwise enter into an arrangement to maintain the continued use of these facilities.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The Company is assessing the impact of adoption of FIN 46. However, based on management's preliminary assessment, it is reasonably possible that the Company will be required to consolidate the VIEs (previously referred to as SPEs or special purpose entities) from which it leases two of its PowerMax inventory distribution facilities beginning in the third quarter of fiscal year 2003. If the Company is required to consolidate the VIEs, the assets and related depreciation, liabilities and non-controlling interests of these VIEs will be reflected in the Company's consolidated financial statements. Additional information regarding the adoption of FIN 46 is included below under the caption "Recently Issued Accounting Pronouncements."

Contractual Obligations

The Company is obligated to make future payments under various contracts such as its revolving credit facility, operating leases and other contractual obligations. The following table summarizes the Company's significant contractual obligations as of January 25, 2003:

(In thousands)

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt	$ 1,518	$ 128	$ 301	$ 333	$ 756
Operating Leases	2,715,256	349,332	621,648	510,465	1,233,811
Other Obligations	21,750	21,750	-	-	-
Total Contractual Obligations	$ 2,738,524	$ 371,210	$ 621,949	$ 510,798	$ 1,234,567

Long-term Debt. Amount represents a mortgage loan secured by real estate occupied by the Company. The Company had previously leased this real estate.

Operating Leases. Amount represents rents due under the Company's operating leases and includes future lease payments under two synthetic operating lease agreements of approximately $6,000,000 and $4,000,000 during fiscal years 2003 and 2004, respectively.

Other Obligations. Amount represents the full value of the Company's outstanding Series B Serial Preferred Shares (the "Series B Shares") of $21,750,000. See "Gateway Alliance" below and Note 11 of Notes to Consolidated Financial Statements of the Company for additional information regarding the Series B Shares.

Unconditional Purchase Obligations. In accordance with an amended and restated joint venture agreement, the minority owner of the Company's subsidiary in Mexico, OfficeMax de Mexico, can elect to put its remaining 49% interest in the subsidiary to the Company, if certain earnings targets are achieved. These earnings targets are calculated quarterly on a rolling four quarter basis. If the earnings targets are achieved and the minority owner elects to put its ownership interest to the Company, the purchase price would be equal to fair value calculated based on the subsidiary's earnings for the last four quarters before interest, taxes, depreciation and amortization and current market multiples of similar companies. The fair value purchase price for fiscal year 2003 is currently estimated at $25,000,000 to $30,000,000.

Other Significant Commercial Commitments

The following table summarizes the Company's significant commercial commitments as of January 25, 2003:

(In thousands)

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of Credit	$ -	$ -	$ -	$ -	$ -
Standby Letters of Credit	117,136	-	117,136	-	-
Total Commercial Commitments	$ 117,136	$ -	$ 117,136	$ -	$ -

Lines of Credit. As of January 25, 2003 the Company had no outstanding borrowings under its revolving credit facility. The revolving credit facility expires in February 2004, however, the Company is negotiating an extension of this facility and expects to finalize the extension during the first half of fiscal year 2003.

Standby Letters of Credit. Amount represents outstanding letters of credit issued in connection with the Company's insurance programs and two synthetic operating leases. These letters of credit are issued under the Company's revolving credit facility. The

revolving credit facility expires in February 2004, however, the Company is negotiating an extension of this facility and expects to finalize the extension during the first half of fiscal year 2003.

Significant Accounting Policies

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from these estimates and different amounts could be reported using different assumptions and estimates.

The Company's significant accounting policies are described in the Notes to Consolidated Financial Statements. Management believes that of its significant accounting policies, its policies concerning inventories, income taxes, impairment of long-lived assets, goodwill, vendor income recognition and facility closure costs involve high degrees of judgments, estimates, and complexity. The estimates and judgments made by management in regards to these policies have the most significant impact on the Company's reported financial position and operating results. Additional information regarding these policies is set forth below.

Inventories

Inventories are valued at weighted average cost or market. Throughout the year, the Company performs annual physical inventories at all of its locations. For periods subsequent to the date of each location's last physical inventory, an allowance for estimated shrinkage is provided based on various factors including sales volume, the location's historical shrinkage results and current trends. If actual losses as a result of inventory shrinkage are different than management's estimates, adjustments to the Company's allowance for inventory shrinkage may be required.

The Company records cost markdowns for inventory not expected to be part of its ongoing merchandise offering. These markdowns amounted to $6,250,000 and $4,500,000 as of January 25, 2003 and January 26, 2002, respectively. Management estimates the required allowance for future inventory cost markdowns based on historical information regarding product sell through and gross margin rates for similar products. If actual sell through or gross margin rates for discontinued inventory are different than management's estimates, additional inventory markdowns may be required and the Company's gross margin could be adversely impacted.

Income Taxes

The Company uses the liability method whereby income taxes are recognized during the fiscal year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial statement and tax bases of assets and liabilities. The Company assesses the recoverability of its deferred tax assets in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). In accordance with that standard, the Company recorded a valuation allowance equal to its net deferred tax assets, including amounts related to its net operating loss carryforwards as of January 26, 2002. The Company intends to maintain a full valuation allowance for its net deferred tax assets until sufficient positive evidence exists to support the reversal of some portion or the remainder of the allowance. Until such time, except for minor state, local and foreign tax provisions, the Company will have no reported tax provision, net of valuation allowance adjustments. Any future decision to reverse a portion or all of the remaining valuation allowance will be based on consideration of several factors including, but not limited to, the Company's expectations regarding future taxable income and the Company's cumulative income or loss in the then most recent three-year period. In the event the Company was to determine, based on the existence of sufficient positive evidence, that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, a reduction of the valuation allowance would increase income in the period such determination was made. See Note 6 of Notes to Consolidated Financial Statements of the Company for additional information regarding income taxes.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for possible impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable by the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If impairment exists, the carrying amount of the asset is reduced to fair value, or fair value less the cost to sell, depending upon whether the asset is held for use or disposal, respectively. The Company evaluates possible impairment of long-lived assets for each of its retail stores individually based on management's estimate of the store's future earnings before interest, taxes, depreciation and amortization. Long-lived assets for which the Company cannot specifically identify cash flows that are largely independent of the cash flows of other long-lived assets, such as its corporate and distribution facilities, are evaluated based on management's estimate of the Company's future consolidated operating cash flows. During fiscal years 2002, 2001 and 2000, the Company recorded impairment losses of $4,107,000, $8,325,000 and $2,399,000, respectively. If actual future operating results or cash flows are different than management's estimates, additional impairment losses may be required. See Note 2 of Notes to Consolidated Financial Statements of the Company for additional information regarding impairment losses recorded by the Company.

Goodwill

Goodwill represents the excess of cost over the fair value of the net identifiable assets acquired in a business combination accounted for under the purchase method. Through the end of fiscal year 2001, the Company amortized its goodwill over 10 to 40 years using the straight-line method. As a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" ("FAS 142"), that was effective for the Company as of the beginning of fiscal year 2002, goodwill and intangible assets with an indefinite useful life are no longer amortized, but are tested for impairment at least annually. The Company completed the initial impairment test during the second quarter of fiscal year 2002 and concluded that the fair value of both of the Company's reporting units (Domestic and International) exceeded their respective carrying values as of January 27, 2002 and, therefore, no impairment existed at that date. In addition to the initial impairment test completed during the second quarter of fiscal year 2002, the Company elected to perform the first of its annual impairment tests during the fourth quarter of fiscal year 2002 and concluded that the fair value of both of the Company's reporting units exceeded their respective carrying values and no impairment charge was required. The Company engaged a financial advisory firm to assist management in completing the impairment tests and to prepare certain analyses regarding the fair value of the Company's reporting units. In developing its analyses, the financial advisory firm reviewed plans prepared by management, interviewed senior managers of the Company and performed independent research. Calculations regarding the fair value of the Company's reporting units, including the analyses prepared by the financial advisory firm, rely primarily on forecasts and projections regarding future operating results and cash flows, which require management to make estimates and assumptions. If actual operating results or cash flows are different than management's estimates and assumptions, the Company could be required to record impairment charges in future periods. In future years, the Company will be required to complete the annual impairment test during its fourth fiscal quarter.

Vendor Income Recognition

The Company participates in various cooperative advertising and other vendor marketing programs with its vendors. Consideration received from vendors for cooperative advertising programs is recognized as a reduction of advertising expense in the period in which the related expense is incurred. Consideration received from vendors for other vendor marketing programs is recognized as a reduction of cost of merchandise sold, unless the consideration represents a reimbursement of a specific cost incurred by the Company, in which case the consideration is recognized as a reduction of the related expense. The Company also participates in various volume purchase rebate programs with its vendors. These programs typically include annual purchase targets and offer increasing tiered rebates based on the Company achieving certain purchase levels. The Company recognizes consideration received from vendors for volume purchase rebate programs as a reduction of cost of merchandise sold as the related inventory is sold. For tiered volume purchase rebate programs, the Company recognizes the rebates based on expected purchases during the rebate program period. The Company calculates expected purchases during the rebate program period based on its replenishment model which utilizes a product and store specific algorithm that incorporates recent sales trends, upcoming promotional events and other relevant data to project sales and the related replenishment requirements. The Company revises its purchase expectations at least quarterly throughout the rebate program period. If actual purchases are different than management's expectations, adjustments to the results of operations may be necessary.

In November 2002, the FASB Emerging Issues Task Force ("Task Force") issued EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). EITF 02-16 addresses the following two issues: (i) the classification in a reseller's financial statements of cash consideration received from a vendor ("Issue 1"); and (ii) the timing of recognition by a reseller of a rebate or refund from a vendor that is contingent upon achieving a specific cumulative level of purchases or remaining a customer for a specified time period ("Issue 2"). Issue 1 is effective for all new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. Issue 2 is effective for all new arrangements initiated after November 21, 2002.

As noted above, the Company and its vendors participate in cooperative advertising programs and other vendor marketing programs in which the vendors reimburse the Company for a portion of its advertising costs. Any change to the Company's accounting for cooperative advertising arrangements or other vendor marketing programs could result in consideration received from our vendors being used to lower product costs in inventory rather than as an offset to our advertising costs. Such a change could impact the timing of recognition of cash consideration received from our vendors and could increase our gross profit and net advertising expenses. The Company has not yet completed its assessment of whether, or to what extent, EITF 02-16 will impact its results of operations during fiscal year 2003. See "Recently Issued Accounting Pronouncements" below for additional information regarding EITF 02-16.

Facility Closure Costs

The Company continuously reviews its real estate portfolio to identify underperforming facilities and closes those facilities that are no longer strategically or economically viable. The Company accrues estimated closure costs in the period in which management approves a plan to close a facility. The accrual for estimated closure costs is net of expected future sublease income, which is estimated by management based on real estate studies prepared by independent real estate industry advisors. Management periodically engages independent real estate industry advisors to update the real estate studies utilized to calculate the reserves for facility closure costs. During fiscal year 2002, the Company engaged independent real estate industry advisors to prepare real estate studies regarding the domestic facilities the Company committed to close during the fourth quarter of fiscal year 2002 and to update the real estate studies prepared for all of the domestic facilities the Company closed in prior years. The remaining reserves for facility closure costs recorded in prior fiscal years were adjusted, as necessary, based on these updated real estate studies. If actual sublease income is different than management's estimate, adjustments to the Company's store closing reserves may be necessary.

During January 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). The adoption of FAS 146 had no immediate impact on the Company's financial position, or results of operations, but will affect the timing and recognition of future facility closure costs that may be reported by the Company. See "Recently Issued Accounting Pronouncements" below for additional information regarding FAS 146.

Information Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any information in this report that is not historical information is a forward-looking statement which may be identified by the use of language such as "may," "will," "should," "expects," "plans," "anticipates," "estimates," "believes," "thinks," "continues," "indicates," "outlook," "looks," "goals," "initiatives," "projects," or similar expressions. These statements are likely to address the Company's growth strategy, future financial performance (including sales, gross margin and earnings), strategic initiatives, marketing and expansion plans, and the impact of operating initiatives. The forward-looking statements, which speak only as of the date the statement was made, are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated, projected or implied in the forward-looking statements. These risks and uncertainties include those described in Exhibit 99.1 to the Company's Annual Report on Form 10-K for its fiscal year ended January 25, 2003, and in other reports and exhibits to those reports filed with the Securities and Exchange Commission. You are strongly urged to review such filings for a more detailed discussion of such risks and uncertainties. The Company's filings with the Securities and Exchange Commission are available at no charge at www.sec.gov and www.freeEDGAR.com, as well as on a number of other web sites including OfficeMax.com, under the investor information section. These risks and uncertainties also include the following: risks associated with general economic conditions (including the effects of the war in Iraq, the stock market decline, currency devaluation, additional terrorist attacks and hostilities, slower than anticipated economic recovery and declining employment rate or other changes in our customers' business environments, including an increase in bankruptcy filings); increasing competition that includes office supply superstores, wholesale clubs, contract stationers, computer and electronics superstore retailers, Internet merchandisers and mass merchandisers, as well as grocery and drug store chains; and the result of continuing FAS 142 assessments and other new accounting pronouncements. The foregoing list of important factors is not exclusive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Significant Trends and Developments

During recent years, the Company has experienced increased competition from mass merchandisers and wholesale clubs. These retailers have increased their assortment of office products in order to attract home office customers and individual consumers. Further, various other retailers that have not historically competed with OfficeMax, such as drug stores and grocery chains, have begun carrying at least a limited assortment of paper products and basic office supplies. Management expects this trend towards a proliferation of retailers offering a limited assortment of office supplies to continue. This increased competition is likely to result in additional competitive pressures on pricing and gross profits.

During February, the first month of the Company's current fiscal year, OfficeMax experienced Domestic segment comparable-store sales growth in the high single-digits, despite the negative effects of major winter storms in the Midwest and Northeast. Beginning in mid-March, after President George W. Bush issued a public ultimatum to the leadership of Iraq, and the eventual outbreak of war in Iraq, the Company began experiencing an intermittent "CNN effect," manifested by customers spending less time shopping and more time at home viewing war reports and live action on television, especially during the evening hours and weekends. The Company cannot yet quantify to what degree the war and related declines in consumer and business sentiments will have on its business. See Exhibit 99.1 to the Company's Annual Report on Form 10-K for its fiscal year ended January 25, 2003, for more information regarding uncertainties and other factors that could adversely affect the Company's results.

Legal Proceedings

There are various claims, lawsuits and pending actions against the Company incident to the Company's operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

Gateway Alliance

In fiscal year 2000, Gateway Companies, Inc. ("Gateway") committed to operate licensed store-within-a-store computer departments within all OfficeMax superstores in the United States pursuant to a strategic alliance, which included the terms of a Master

License Agreement (the "MLA"). In connection with the investment requirements of the strategic alliance, during the second quarter of fiscal year 2000, Gateway invested $50,000,000 in OfficeMax convertible preferred stock - $30,000,000 in Series A Voting Preference Shares (the "Series A Shares") designated for OfficeMax and $20,000,000 in Series B Serial Preferred Shares (the "Series B Shares") designated for OfficeMax.com.

The Series A Shares, which had a purchase price of $9.75 per share, voted on an as-converted to common shares basis (one vote per share) and did not bear any interest or coupon. The Series A Shares were to increase in value from $9.75 per share to $12.50 per share on a straight-line basis over the five-year term of the alliance. The Company recognized the increase in value by a charge directly to Retained Earnings for Preferred Share Accretion. The Series B Shares, which had a purchase price of $10 per share and a coupon rate of 7% per annum, had no voting rights.

During the first quarter of fiscal year 2001, Gateway announced its intention to discontinue selling computers in non-Gateway stores, including OfficeMax superstores. At that time, OfficeMax and Gateway began discussing legal issues regarding Gateway's performance under the strategic alliance. In the second quarter of fiscal year 2001, Gateway ended its rollout of Gateway store-within-a-store computer departments in the Company's superstores and has since removed its equipment and fixtures from such stores. On July 23, 2001, Gateway notified the Company of its termination of the MLA and its desire to exercise its redemption rights with respect to the Series B Shares. Thereafter, the Company, which had previously notified Gateway of Gateway's breaches under the MLA and related agreements, reaffirmed its position that Gateway was in breach of its obligations under the MLA and related agreements. Accordingly, the Company stopped recording the accretion of the Series A Shares and accruing interest on the Series B Shares at that date. Litigation and arbitration proceedings have commenced with each party asserting claims of non-performance against the other.

During the fourth quarter of fiscal year 2001, Gateway elected to convert its Series A Shares, plus accrued preferred share accretion of $2,115,000, into 9,366,109 common shares of the Company.

OfficeMax does not anticipate redeeming any of the Series B Shares owned by Gateway until all of the issues associated with the strategic alliance and its wind down have been resolved. Based on current circumstances, it is unclear when such a resolution will occur. In May 2001, OfficeMax announced a strategic alliance with another computer provider.

Seasonality and Inflation

The Company's business is seasonal with sales and operating income higher in the third and fourth quarters, which include the Back-to-School period and the holiday selling season, respectively, followed by the traditional new year office supply re-stocking month of January. Sales in the second quarter's summer months are historically the slowest of the year primarily because of lower office supplies consumption during the summer vacation period. Management believes inflation has not had a material effect on the Company's financial condition or operating results for the periods presented and, in fact, has experienced decreasing selling prices for items such as furniture, fax machines, printers, copiers and various other electronics merchandise.

Recently Issued Accounting Pronouncements

In July 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that a liability for an asset retirement obligation be recognized when incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The provisions of FAS 143 were effective for the Company as of the beginning of fiscal year 2003. The Company does not believe the adoption of FAS 143 will have a material impact on its financial position or results of operations.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). FAS 145 eliminates the extraordinary accounting treatment for reporting gains and losses from the extinguishment of debt, and formally amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of FAS 145 were effective for the Company as of the beginning of fiscal year 2003. The Company does not believe the adoption of FAS 145 will have a material impact on its financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). FAS 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred. In contrast, under EITF 94-3, a company was required to recognize a liability for such costs when it committed to an exit plan. FAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result of the fair value provisions of FAS 146, a liability for lease termination costs will be recorded at present value and any changes in the liability due to the passage of time will be recognized as an increase in the liability and as accretion expense. In contrast, under EITF 94-3 a liability for lease termination costs was recorded for an amount equal to the undiscounted total of all remaining lease payments. The provisions of FAS 146 were effective for the Company as of January 1, 2003. The adoption of this new standard had no immediate impact on the Company's financial position or results of operations, but will affect the timing and recognition of future facility closure costs that may be reported by the Company.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("FAS 148"). FAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Additionally, FAS 148 amends the disclosure requirements of FAS 123 in both annual and interim financial statements. The disclosure requirements are effective for financial reports for interim periods beginning after December 15, 2002. The adoption of FAS 148 had no impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value regardless of the probability of the loss. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of this new interpretation had no impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies consolidation requirements for variable interest entities ("VIEs"). It establishes additional factors beyond ownership of a majority voting interest to indicate that a company has a controlling financing interest in an entity (or a relationship sufficiently similar to a controlling financial interest that it requires consolidation). Consolidation of a VIE by an investor is required when it is determined that the investor will absorb a majority of the VIE's expected losses or residual returns if they occur. The Company leases two of its PowerMax distribution facilities from VIEs (previously referred to as SPEs or special purpose entities) that have been established by nationally prominent, creditworthy commercial lessors to facilitate the financing of the inventory distribution facilities. The VIEs finance the cost of the property through the issuance of commercial paper. The Company has provided standby letters of credit of approximately $81,000,000 in support of the commercial paper. In the event that the Company defaults on its obligations under the leases, the VIEs could draw on the letters of credit in order to redeem the commercial paper. These letters of credit reduce the Company's available borrowing capacity under the Company's revolving credit facility. Upon expiration of the synthetic operating leases, the Company can elect to purchase the related assets of both facilities at a total cost specified in the lease agreements of approximately $80,000,000. If the Company does not elect to purchase the related assets, the Company is required to honor certain fair value guarantees. These guarantees require the Company to reimburse the lessor for any shortfall from a fair value specified in the lease agreements. Currently, the Company expects to purchase the related assets upon expiration of the synthetic operating leases, or otherwise enter into an arrangement to maintain the continued use of these facilities.

This interpretation applies immediately to variable interest entities created or obtained after January 31, 2003 and must be retroactively applied to holdings in variable interest entities acquired before February 1, 2003 in interim and annual financial statements issued for periods beginning after June 15, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is assessing the impact of adoption of FIN 46. However, based on management's preliminary assessment, it is reasonably possible that the Company will be required to consolidate the VIEs involved in the leasing of its PowerMax inventory distribution facilities beginning in the third quarter of fiscal year 2003. If the Company is required to consolidate the VIEs, the assets and related depreciation, liabilities and non-controlling interests of these VIEs will be reflected in the Company's consolidated financial statements. The Company has not yet determined under which of the transition alternatives it will report the impact, if any, of adopting FIN 46.

In November 2002, the FASB Emerging Issues Task Force ("Task Force") issued EITF Issue 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor," ("EITF 02-16"). EITF 02-16 addresses the following two issues: (i) the classification in a reseller's financial statements of cash consideration received from a vendor ("Issue 1"); and (ii) the timing of recognition by a reseller of a rebate or refund from a vendor that is contingent upon achieving a specific cumulative level of purchases or remaining a customer for a specified time period ("Issue 2"). Issue 1 stipulates that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendors' products and should, therefore, be recognized as a reduction of cost of merchandise sold when recognized in the reseller's financial statements. However, that presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be recognized as revenue (or other income, as appropriate) when recognized in the reseller's income statement, or (b) a reimbursement of a specific, incremental, identifiable cost incurred by the reseller in selling the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the reseller's income statement. Issue 2 states that vendor rebates should be recognized on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the reseller toward earning the rebate, provided the amounts are probable and reasonably estimable. Issue 1 is effective for all new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. Issue 2 is effective for all new arrangements initiated after November 21, 2002.

The Company and its vendors participate in cooperative advertising programs and other vendor marketing programs in which the vendors reimburse the Company for a portion of its advertising costs. Any change to our accounting for cooperative advertising arrangements or other vendor marketing programs could result in consideration received from our vendors being used to lower product costs in inventory rather than as an offset to our advertising costs. Such a change could impact the timing of recognition of cash consideration received from our vendors and could increase our gross profit and net advertising expenses. The Company has not yet completed its assessment of whether, or to what extent, EITF 02-16 will impact its results of operations during fiscal year 2003.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, principally interest rate risk and foreign currency exchange rate risk. Market risk can be measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over time. None of the market risk sensitive instruments entered into by the Company are for trading purposes.

Interest Rate Risk

Interest earned on the Company's cash equivalents and short-term investments, as well as interest paid on its debt and lease obligations, are sensitive to changes in interest rates. The impact of a hypothetical 10% decrease in interest rates on cash and short-term investments held by the Company as of January 25, 2003 and January 26, 2002, respectively, would not be material to the Company's financial position or the results of its operations. The interest rate for the Company's revolving credit facility is variable, while the Company's long-term debt and the interest component of its operating leases is generally fixed. The Company manages its interest rate risk by maintaining a combination of fixed and variable rate debt. The Company believes its potential exposure to interest rate risk is not material to the Company's financial position or the results of its operations. Market risk associated with the Company's debt portfolio is summarized below:

(In thousands)

	As of January 25, 2003			As of January 26, 2002		
	Carrying Value	Fair Value	Risk Sensitivity	Carrying Value	Fair Value	Risk Sensitivity
Fixed interest rate debt, including current maturities	$ 1,518	$ 1,572	$ 33	$ 1,652	$ 1,808	$ 45
Variable interest rate debt	$ -	$ -	$ 347	$ 20	$ 20	$ 1,014

The risk sensitivity of fixed rate debt reflects the estimated increase in fair value of the Company's outstanding mortgage loan from a 50 basis point decrease in interest rates, calculated on a discounted cash flow basis. The risk sensitivity of variable rate debt reflects the hypothetical increase in interest expense during fiscal year 2002 and fiscal year 2001, respectively, from a 50 basis point increase in

prevailing interest rates during those periods. The Company had no outstanding borrowings under its revolving credit facility as of January 25, 2003. The Company had outstanding borrowings of $20,000,000 under its revolving credit facility as of January 26, 2002.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign currency exchange rate risk through its majority-owned subsidiary in Mexico. A 10% change in the dollar/peso exchange rates would have resulted in an increase or decrease in fiscal year 2002 and fiscal year 2001 net income of approximately $300,000 and $350,000, respectively. Such a change in the dollar/peso exchange rates would have also resulted in an increase or decrease in the net assets of the majority-owned subsidiary of approximately $4,000,000 as of both January 25, 2003 and January 26, 2002. The Company has not entered into any derivative financial instruments to hedge this exposure, and believes its potential exposure is not material to the Company's financial position or the results of its operations.

OfficeMax, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share data)

Fiscal Year Ended	January 25, 2003	January 26, 2002	January 27, 2001
Sales	$ 4,775,563	$ 4,625,877	$ 5,121,337
Cost of merchandise sold, including buying and occupancy costs	3,578,872	3,536,069	3,892,365
Inventory liquidation	-	3,680	8,244
	3,578,872	3,539,749	3,900,609
Gross profit	1,196,691	1,086,128	1,220,728
Store operating and selling expenses	1,034,122	1,052,958	1,131,451
General and administrative expenses	134,763	145,680	156,273
Goodwill amortization	-	9,855	9,863
Pre-opening expenses	672	2,790	7,113
Store closing and asset impairment	2,489	76,761	109,578
Total operating expenses	1,172,046	1,288,044	1,414,278
Operating income (loss)	24,645	(201,916)	(193,550)
Interest expense, net	5,980	14,804	16,493
Other expense, net	-	61	60
Income (loss) before income taxes	18,665	(216,781)	(210,103)
Income tax (benefit) expense	(57,500)	89,704	(79,076)
Minority interest	2,441	2,973	2,139
Net income (loss)	$ 73,724	$ (309,458)	$ (133,166)
Earnings (loss) per common share:			
Basic	$ 0.60	$ (2.72)	$ (1.20)
Diluted	$ 0.59	$ (2.72)	$ (1.20)
Weighted average number of *common shares outstanding*:			
Basic	123,817,000	114,308,000	112,738,000
Diluted	125,109,000	114,308,000	112,738,000

See accompanying Notes to Consolidated Financial Statements.

OfficeMax, Inc.
Consolidated Balance Sheets
(Dollars in thousands)

	January 25, 2003	January 26, 2002
Assets		
Current Assets:		
Cash and equivalents	$ 137,143	$ 76,751
Accounts receivable, net of allowances of $1,073 and $974, respectively	90,339	87,511
Merchandise inventories	927,679	884,827
Other current assets	27,585	43,834
Total current assets	1,182,746	1,092,923
Property and Equipment:		
Buildings and land	36,133	35,725
Leasehold improvements	183,547	185,998
Furniture, fixtures and equipment	645,466	616,768
Total property and equipment	865,146	838,491
Less: Accumulated depreciation	(567,709)	(479,204)
Property and equipment, net	297,437	359,287
Other assets and deferred charges	14,763	12,302
Goodwill, net of accumulated amortization of $89,757	290,495	290,495
	$ 1,785,441	$ 1,755,007
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable – trade	$ 437,884	$ 495,505
Accrued expenses and other liabilities	227,022	196,297
Accrued salaries and related expenses	60,190	50,705
Taxes other than income taxes	79,781	68,509
Credit facilities	-	20,000
Redeemable preferred shares – Series B	21,750	21,750
Mortgage loan, current portion	128	122
Total current liabilities	826,755	852,888
Mortgage loan	1,390	1,530
Other long-term liabilities	157,587	175,456
Total liabilities	985,732	1,029,874
Commitments and contingencies	-	-
Minority interest	19,264	19,184
Shareholders' Equity:		
Common stock without par value; 200,000,000 shares authorized;134,801,656 and 134,284,054 shares issued and outstanding, respectively	887,556	895,466
Deferred stock compensation	(153)	(29)
Cumulative translation adjustment	(2,457)	616
Retained deficit	(13,865)	(87,589)
Less: Treasury stock, at cost	(90,636)	(102,515)
Total shareholders' equity	780,445	705,949
	$ 1,785,441	$ 1,755,007

See accompanying Notes to Consolidated Financial Statements.

OfficeMax, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

Fiscal Year Ended	January 25, 2003	January 26, 2002	January 27, 2001
Operations			
Net income (loss)	$ 73,724	$ (309,458)	$ (133,166)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Store closing and asset impairment	4,107	19,836	11,905
Depreciation and amortization	90,161	105,310	101,526
Deferred income taxes	-	89,704	(55,401)
Other – net	3,100	16,329	389
Changes in current assets and current liabilities:			
(Increase) decrease in inventories	(46,145)	274,261	114,755
Decrease in accounts payable	(90,157)	(57,035)	(141,213)
Decrease in accounts receivable	874	19,598	6,895
Increase in accrued liabilities	50,012	60,921	99,755
Other – net	7,903	11,555	(19,375)
Net cash provided by (used for) operations	93,579	231,021	(13,930)
Investing			
Capital expenditures	(49,188)	(49,228)	(134,812)
Other – net	(2,647)	(1,149)	(6,322)
Net cash used for investing	(51,835)	(50,377)	(141,134)
Financing			
(Decrease) increase in revolving credit facilities	(20,000)	(200,000)	128,200
Payments of mortgage principal, net	(134)	(127)	(14,646)
Increase (decrease) in overdraft balances	36,210	(36,740)	25,792
(Increase) decrease in advance payments for leased facilities	(390)	2,449	19,672
Proceeds from issuance of common stock, net	3,969	1,213	2,220
Proceeds from issuance of preferred stock, net	-	-	50,000
Other – net	(201)	942	(1,358)
Net cash provided by (used for) financing	19,454	(232,263)	209,880
Effect of exchange rate changes on cash and cash equivalents	(806)	1,033	(566)
Net increase (decrease) in cash and equivalents	60,392	(50,586)	54,250
Cash and equivalents, beginning of period	76,751	127,337	73,087
Cash and equivalents, end of period	$ 137,143	$ 76,751	$ 127,337

See accompanying Notes to Consolidated Financial Statements.

OfficeMax, Inc.
Consolidated Statements of Changes in Shareholders' Equity
(Dollars in thousands)

	Common Stock	Deferred Stock Compensation	Cumulative Translation Adjustment	Retained Earnings	Treasury Stock	Total
Balance at January 22, 2000	$ 867,866	$ (304)	$ -	$ 358,900	$(110,465)	$ 1,115,997
Comprehensive income (loss):						
Net loss	-	-	-	(133,166)	-	(133,166)
Cumulative translation adjustment	-	-	(417)	-	-	(417)
Total comprehensive loss						(133,583)
Shares issued under director plan	(502)	(220)	-	-	751	29
Exercise of stock options (including tax benefit)	(466)	-	-	-	1,009	543
Sale of shares under management share purchase plan	(168)	(70)	-	-	668	430
Sale of shares under employee share purchase plan	(1,411)	-	-	-	2,341	930
Amortization of deferred compensation	-	273	-	-	-	273
Preferred stock accretion	-	-	-	(2,319)	-	(2,319)
Balance at January 27, 2001	865,319	(321)	(417)	223,415	(105,696)	982,300
Comprehensive income (loss):						
Net loss	-	-	-	(309,458)	-	(309,458)
Cumulative translation adjustment	-	-	1,033	-	-	1,033
Total comprehensive loss						(308,425)
Shares issued under director plan	(46)	-	-	-	78	32
Exercise of stock options	(555)	-	-	-	1,072	517
Sale of shares under management share purchase plan	(43)	26	-	-	-	(17)
Sale of shares under employee share purchase plan	(1,324)	-	-	-	2,031	707
Amortization of deferred compensation	-	266	-	-	-	266
Preferred stock accretion	-	-	-	(1,546)	-	(1,546)
Conversion of Series A Preference Shares	32,115	-	-	-	-	32,115
Balance at January 26, 2002	895,466	(29)	616	(87,589)	(102,515)	705,949
Comprehensive income (loss):						
Net income	-	-	-	73,724	-	73,724
Cumulative translation adjustment	-	-	(3,073)	-	-	(3,073)
Total comprehensive income						70,651
Shares issued under director plan	(355)	(355)	-	-	771	61
Exercise of stock options	(6,905)	-	-	-	9,858	2,953
Sale of shares under management share purchase plan	-	-	-	-	-	-
Sale of shares under employee share purchase plan	(650)	-	-	-	1,250	600
Amortization of deferred compensation	-	231	-	-	-	231
Balance at January 25, 2003	$ 887,556	$ (153)	$ (2,457)	$ (13,865)	$ (90,636)	$ 780,445

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

OfficeMax, Inc. ("OfficeMax" or the "Company") operates a chain of high-volume office products superstores. At January 25, 2003, the Company operated 970 superstores in 49 states, Puerto Rico, the U.S. Virgin Islands and, through a majority-owned subsidiary, in Mexico. In addition to offering office products, business machines and related items, OfficeMax superstores also feature CopyMax and FurnitureMax, in-store modules devoted exclusively to print-for-pay services and office furniture. Additionally, the Company reaches customers with an offering of over 40,000 items through its e-commerce site, OfficeMax.com, its direct-mail catalogs and its outside sales force, all of which are serviced by its three PowerMax inventory distribution facilities, 18 delivery centers and two national customer call and contact centers.

Basis of Presentation

The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Affiliates in which the Company owns a controlling majority interest are also included in the Company's consolidated financial statements. Intercompany accounts and transactions have been eliminated in consolidation.

The Company has two business segments: Domestic and International. The Company's operations in the United States, Puerto Rico, and the U.S. Virgin Islands, comprised of its retail stores, e-commerce operations, catalog business and outside sales groups, are included in the Domestic segment. The operations of the Company's majority-owned subsidiary in Mexico, OfficeMax de Mexico, are included in the International segment. See Note 9 of Notes to Consolidated Financial Statements for additional information regarding the Company's business segments.

The Company's fiscal year ends on the Saturday prior to the last Wednesday in January. Fiscal years 2002 and 2001 ended on January 25, 2003 and January 26, 2002, respectively, and included 52 weeks. Fiscal year 2000 ended on January 27, 2001 and included 53 weeks. Due to statutory audit requirements, OfficeMax de Mexico maintains its calendar year end and the Company consolidates OfficeMax de Mexico's calendar year results of operations with its fiscal year results.

Certain reclassifications have been made to prior year amounts to conform to the current presentation.

Accounting Estimates

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from these estimates and different amounts could be reported using different assumptions and estimates.

Cash and Equivalents

Cash and equivalents includes short-term investments with original maturities of 90 days or less and amounts receivable from credit card issuers. Amounts receivable from credit card issuers are typically converted to cash within 2 to 4 days of the original sales transaction. These amounts totaled $37,296,000 and $34,058,000 as of January 25, 2003 and January 26, 2002, respectively.

Accounts Receivable

Accounts receivable consists primarily of amounts due from vendors under purchase rebate, cooperative advertising and other vendor marketing programs and trade receivables not financed through outside programs. The Company has an arrangement with a financial services company (the "Issuer") whereby the Issuer manages the Company's private label credit card programs. The credit card accounts, and receivables generated thereby, are owned by the Issuer. Under the terms of the agreement, the Issuer charges the Company a fee to cover the Issuer's cost of providing credit and collecting the receivables which are non-recourse to the Company.

Inventories

Inventories are valued at weighted average cost or market. Throughout the year, the Company performs annual physical inventories at all of its locations. For periods subsequent to the date of each location's last physical inventory, an allowance for estimated shrinkage is provided based on various factors including sales volume, the location's historical shrinkage results and current trends.

The Company records cost markdowns for inventory not expected to be part of its ongoing merchandise offering. These markdowns amounted to $6,250,000 and $4,500,000 as of January 25, 2003 and January 26, 2002, respectively. Management estimates the required allowance for future inventory cost markdowns based on historical information regarding product sell through and gross margin rates for similar products.

Advertising

Advertising costs are either expensed the first time the advertising takes place or, in the case of direct-response advertising, capitalized and amortized in proportion to related revenues. Total gross advertising expense was $222,074,000, $191,706,000 and $236,994,000 for fiscal years 2002, 2001 and 2000, respectively. The total amount of direct-response advertising capitalized and included in other current assets was $1,262,000 and $3,805,000 as of January 25, 2003 and January 26, 2002, respectively.

The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of its advertising costs. Net advertising expense is included as a component of store operating and selling expenses.

Property and Equipment

Components of property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. All store properties are leased, and improvements are amortized over the lesser of the term of the lease or 20 years. The estimated useful lives of other depreciable assets are generally as follows: buildings and improvements – 10 to 40 years; and furniture, fixtures and equipment, including information technology equipment and software – 3 to 10 years.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for possible impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable by the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If impairment exists, the carrying amount of the asset is reduced to fair value, or fair value less the cost to sell, depending upon whether the asset is held for use or disposal, respectively. The Company evaluates possible impairment of long-lived assets for each of its retail stores individually based on management's estimate of the store's future earnings before interest, taxes, depreciation and amortization. Long-lived assets for which the Company cannot specifically identify cash flows that are largely independent of the cash flows of other long-lived assets, such as its corporate and distribution facilities, are evaluated based on management's estimate of the Company's future consolidated operating cash flows. During fiscal years 2002, 2001 and 2000, the Company recorded impairment losses of $4,107,000, $8,325,000 and $2,399,000, respectively. See Note 2 of Notes to Consolidated Financial Statements for additional information regarding the impairment losses recorded by the Company.

Goodwill

Goodwill represents the excess of cost over the fair value of the net identifiable assets acquired in a business combination accounted for under the purchase method. Through the end of fiscal year 2001, the Company amortized its goodwill over 10 to 40 years using the straight-line method. As a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" ("FAS 142"), that was effective for the Company as of the beginning of fiscal year 2002, goodwill and intangible assets with an indefinite useful life are no longer amortized, but are tested for impairment at least annually. Accordingly, the Company no longer amortizes its goodwill and is required to complete the impairment test at least annually. The Company completed the initial impairment test during the second quarter of fiscal year 2002 and concluded that the fair value of both of the Company's reporting units (Domestic and International) exceeded their respective carrying values as of January 27, 2002 and, therefore, no impairment existed at that date. In addition to the initial impairment test completed during the second quarter of fiscal year 2002, the Company elected to perform the first of its annual impairment tests during the fourth quarter of fiscal year 2002 and concluded that the fair value of both of the Company's reporting units exceeded their

respective carrying values and no impairment charge was required. In future years, the Company will be required to complete the annual impairment test during its fourth fiscal quarter.

The Company calculates the fair value of its reporting units based on a combination of two valuation methods, including estimated discounted cash flows of the Company's reporting units and the market comparative approach, which uses historical performance relative to observable market pricing as an indication of value.

The following table presents the transitional disclosures required by FAS 142:

Fiscal Year Ended (In thousands, except per share data)	January 25, 2003	January 26, 2002	January 27, 2001
Reported net income (loss)	$ 73,724	$ (309,458)	$ (133,166)
Add back: Amortization of goodwill	-	9,855	9,863
Adjusted net income (loss)	$ 73,724	$ (299,603)	$ (123,303)
Basic earnings per common share			
Reported net income (loss)	$ 0.60	$ (2.72)	$ (1.20)
Add back: Amortization of goodwill	-	0.09	0.09
Adjusted net income (loss)	$ 0.60	$ (2.63)	$ (1.11)
Diluted earnings per common share			
Reported net income (loss)	$ 0.59	$ (2.72)	$ (1.20)
Add back: Amortization of goodwill	-	0.09	0.09
Adjusted net income (loss)	$ 0.59	$ (2.63)	$ (1.11)

Insurance Programs

The Company maintains insurance coverage, and is self-insured when economically beneficial, for certain losses relating to workers' compensation claims, employee medical benefits and general and auto liability claims. Liabilities for these losses are based on claims filed and actuarial estimates of claims incurred but not yet reported and totaled $30,857,000 and $28,719,000 as of January 25, 2003 and January 26, 2002, respectively, including accrued liabilities for the related insurance premiums and other expenses. The Company has purchased stop-loss coverage in order to limit its exposure for self-insured losses. The Company has issued, when required, standby letters of credit to support its insurance programs.

Current Liabilities

Under the Company's cash management system, checks issued pending clearance that result in overdraft balances for accounting purposes are included in accounts payable and totaled $115,667,000 and $79,457,000 as of January 25, 2003 and January 26, 2002, respectively. Any increase or decrease in the amount of these outstanding checks is reflected as a financing activity in the Consolidated Statements of Cash Flows.

Financial Instruments

The recorded value of the Company's financial instruments, which includes its short-term investments, accounts receivable, accounts payable, revolving credit facilities and mortgage loan, approximates fair value. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments. The Company invests its excess cash in high-quality securities placed with major banks and financial institutions. The Company has established guidelines relative to diversification and maturities to mitigate risk and maintain liquidity.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, generally at either the point-of-sale to a customer or upon delivery to a customer or third party delivery service, less an appropriate provision for returns and net of coupons and other sales incentives. Revenue from certain sales transactions, in which the Company effectively acts as an agent or broker, is reported on a net or commission

basis. Revenue from the sale of extended warranty contracts is reported at the point-of-sale to a customer, on a net or commission basis, except in a limited number of states where state law specifies the Company as the legal obligor. In such states, the revenue from the sale of extended warranty contracts is recognized ratably over the contract period. The performance obligations and risk of loss associated with extended warranty contracts sold by the Company are assumed by a third-party.

Shipping and Handling Fees and Costs

Fees charged to customers in a sale transaction for shipping and handling are classified as revenues. Shipping and handling related costs are included as a component of store operating and selling expenses. These costs were $54,864,000, $56,006,000 and $64,774,000 in fiscal years 2002, 2001 and 2000, respectively.

Pre-Opening Expenses

Pre-opening expenses, which consist primarily of store payroll, supplies and grand opening advertising for new stores, are expensed as incurred.

Vendor Income Recognition

The Company participates in various cooperative advertising and other vendor marketing programs with its vendors. Consideration received from vendors for cooperative advertising programs is recognized as a reduction of advertising expense in the period in which the related expense is incurred. Consideration received from vendors for other vendor marketing programs is recognized as a reduction of cost of merchandise sold, unless the consideration represents a reimbursement of a specific cost incurred by the Company, in which case the consideration is recognized as a reduction of the related expense. The Company also participates in various volume purchase rebate programs with its vendors. These programs typically include annual purchase targets and offer increasing tiered rebates based on the Company achieving certain purchase levels. The Company recognizes consideration received from vendors for volume purchase rebate programs as a reduction of cost of merchandise sold as the related inventory is sold. For tiered volume purchase rebate programs, the Company recognizes the consideration based on expected purchases during the rebate program period. The Company calculates expected purchases during the rebate program period based on its replenishment model which utilizes a product and store specific algorithm that incorporates recent sales trends, upcoming promotional events and other relevant data to project sales and the related replenishment requirements. The Company revises its purchase expectations at least quarterly throughout the rebate program period.

In November 2002, the FASB Emerging Issues Task Force ("Task Force") issued EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). EITF 02-16 addresses the following two issues: (i) the classification in a reseller's financial statements of cash consideration received from a vendor ("Issue 1"); and (ii) the timing of recognition by a reseller of a rebate or refund from a vendor that is contingent upon achieving a specific cumulative level of purchases or remaining a customer for a specified time period ("Issue 2"). Issue 1 is effective for all new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. Issue 2 is effective for all new arrangements initiated after November 21, 2002. The Company is currently assessing the impact, if any, EITF 02-16 will have on its fiscal year 2003 results of operations. See "Recently Issued Accounting Pronouncements" below for additional information regarding EITF 02-16.

Facility Closure Costs

The Company continuously reviews its real estate portfolio to identify underperforming facilities and closes those facilities that are no longer strategically or economically viable. The Company accrues estimated closure costs in the period in which management approves a plan to close a facility. The accrual for estimated closure costs is net of expected future sublease income, which is estimated by management based on real estate studies prepared by independent real estate industry advisors. Management periodically engages independent real estate industry advisors to update the real estate studies utilized to calculate the reserves for facility closure costs. During fiscal year 2002, the Company engaged independent real estate industry advisors to prepare real estate studies regarding the domestic facilities the Company committed to close during the fourth quarter of fiscal year 2002 and to update the real estate studies prepared for all of the domestic facilities the Company closed in prior years. The remaining reserves for facility closure costs recorded in prior fiscal years were adjusted, as necessary, based on these updated real estate studies. See Note 2 of Notes to Consolidated Financial Statements for additional information regarding facility closure costs.

During January 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). The adoption of FAS 146 had no immediate impact on the Company's financial position or results of operations, but will affect the timing and recognition of future facility closure costs that may be reported by the Company. See "Recently Issued Accounting Pronouncements" below for additional information regarding FAS 146.

Stock-Based Compensation

The Company accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and provides pro forma disclosures of the compensation expense determined under the fair value provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Under APB 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company grants options only at prices not less than the fair market value per common share on the date of grant. Accordingly, the Company was not required under the provisions of APB 25 to recognize any compensation expense during fiscal years 2002, 2001 or 2000.

The Company prepares pro forma disclosures of the compensation expense determined under the fair value provisions of FAS 123 using the Black-Scholes option pricing model and the weighted average assumptions below, as well as an assumption of forfeiture rates for unvested options.

Fiscal Year Ended	January 25, 2003	January 26, 2002	January 27, 2001
Risk free interest rate	3.3%	5.0%	6.2%
Expected dividend yield	0%	0%	0%
Expected stock volatility	70.9%	50.4%	37.4%
Expected life of options	5 years	5 years	5 years

The weighted average fair value at the date of grant of options granted in fiscal years 2002, 2001 and 2000 was $3.47, $2.15 and $2.16, respectively.

The following table illustrates pro forma net earnings and pro forma earnings per common share, giving effect to compensation costs calculated using the fair value method prescribed by FAS 123.

Fiscal Year Ended (In thousands, except per share data)	January 25, 2003	January 26, 2002	January 27, 2001
Pro forma net income (loss)	$ 68,841	$ (310,597)	$ (133,790)
Pro forma earnings (loss) per common share			
Basic	$ 0.56	$ (2.73)	$ (1.21)
Diluted	$ 0.55	$ (2.73)	$ (1.21)

Income Taxes

The Company uses the liability method whereby income taxes are recognized during the fiscal year in which transactions enter into the determination of financial statement income. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial statement and tax bases of assets and liabilities. The Company assesses the recoverability of its deferred tax assets in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). In accordance with that standard, the Company recorded a valuation allowance equal to its net deferred tax assets, including amounts related to its net operating loss carryforwards, as of January 26, 2002. The Company intends to maintain a full valuation allowance for its net deferred tax assets until sufficient positive evidence exists to support the reversal of some portion or the remainder of the allowance. Until such time, except for minor state, local and foreign tax provisions, the Company will have no reported tax provision, net of valuation allowance adjustments. Any future decision to reverse a portion or all of the remaining valuation allowance will be based on consideration of several factors including, but not limited to, the Company's expectations regarding future taxable income and the Company's cumulative income or loss in the then most recent three-year period. See Note 6 of Notes to Consolidated Financial Statements for additional information regarding income taxes.

Recently Issued Accounting Pronouncements

In July 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that a liability for an asset retirement obligation be recognized when incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The provisions of FAS 143 were effective for the Company as of the beginning of fiscal year 2003. The Company does not believe the adoption of FAS 143 will have a material impact on its financial position or results of operations.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). FAS 145 eliminates the extraordinary accounting treatment for reporting gains and losses from the extinguishment of debt, and formally amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of FAS 145 were effective for the Company as of the beginning of fiscal year 2003. The Company does not believe the adoption of FAS 145 will have a material impact on its financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). FAS 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred. In contrast, under EITF 94-3, a company was required to recognize a liability for such costs when it committed to an exit plan. FAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result of the fair value provisions of FAS 146, a liability for lease termination costs will be recorded at present value and any changes in the liability due to the passage of time will be recognized as an increase in the liability and as accretion expense. In contrast, under EITF 94-3 a liability for lease termination costs was recorded for an amount equal to the undiscounted total of all remaining lease payments. The provisions of FAS 146 were effective for the Company as of January 1, 2003. The adoption of this new standard had no immediate impact on the Company's financial position or results of operations, but will affect the timing and recognition of future facility closure costs that may be reported by the Company.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("FAS 148"). FAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Additionally, FAS 148 amends the disclosure requirements of FAS 123 in both annual and interim financial statements. The disclosure requirements are effective for financial reports for interim periods beginning after December 15, 2002. The adoption of FAS 148 had no impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value regardless of the probability of the loss. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of this new interpretation had no impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies consolidation requirements for variable interest entities ("VIEs"). It establishes additional factors beyond ownership of a majority voting interest to indicate that a company has a controlling financing interest in an entity (or a relationship sufficiently similar to a controlling financial interest that it requires consolidation). Consolidation of a VIE by an investor is required when it is determined that the investor will absorb a majority of the VIE's expected losses or residual returns if they occur. The Company leases two of its PowerMax distribution facilities from VIEs (previously referred to as SPEs or special purpose entities) that have been established by nationally prominent, creditworthy commercial lessors to facilitate the financing of the inventory distribution facilities. The VIEs finance the cost of the property through the issuance of commercial paper. The Company has provided standby letters of credit of approximately $81,000,000 in support of the commercial paper. In the event that the Company defaults on its obligations under the leases, the VIEs could draw on the letters of credit in order to redeem the commercial paper. These letters of credit reduce the Company's available borrowing capacity under the Company's revolving credit facility. Upon expiration of the synthetic operating leases, the Company can elect to purchase the related assets of both

facilities at a total cost specified in the lease agreements of approximately $80,000,000.. If the Company does not elect to purchase the related assets, the Company is required to honor certain fair value guarantees. These guarantees require the Company to reimburse the lessor for any shortfall from a fair value specified in the lease agreements. Currently, the Company expects to purchase the related assets upon expiration of the synthetic operating leases, or otherwise enter into an arrangement to maintain the continued use of these facilities.

This interpretation applies immediately to variable interest entities created or obtained after January 31, 2003 and must be retroactively applied to holdings in variable interest entities acquired before February 1, 2003 in interim and annual financial statements issued for periods beginning after June 15, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is assessing the impact of adoption of FIN 46. However, based on management's preliminary assessment, it is reasonably possible that the Company will be required to consolidate the VIEs involved in the leasing of its PowerMax inventory distribution facilities beginning in the third quarter of fiscal year 2003. If the Company is required to consolidate the VIEs, the assets and related depreciation, liabilities and non-controlling interests of these VIEs will be reflected in the Company's consolidated financial statements. The Company has not yet determined under which of the transition alternatives it will report the impact, if any, of adopting FIN 46.

In November 2002, the FASB Emerging Issues Task Force ("Task Force") issued EITF Issue 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor," ("EITF 02-16"). EITF 02-16 addresses the following two issues: (i) the classification in a reseller's financial statements of cash consideration received from a vendor ("Issue 1"); and (ii) the timing of recognition by a reseller of a rebate or refund from a vendor that is contingent upon achieving a specific cumulative level of purchases or remaining a customer for a specified time period ("Issue 2"). Issue 1 stipulates that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendors' products and should, therefore, be recognized as a reduction of cost of merchandise sold when recognized in the reseller's financial statements. However, that presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be recognized as revenue (or other income, as appropriate) when recognized in the reseller's income statement, or (b) a reimbursement of a specific, incremental, identifiable cost incurred by the reseller in selling the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost when recognized in the reseller's income statement. Issue 2 states that vendor rebates should be recognized on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the reseller toward earning the rebate, provided the amounts are probable and reasonably estimable. Issue 1 is effective for all new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. Issue 2 is effective for all new arrangements initiated after November 21, 2002.

As noted above, the Company and its vendors participate in cooperative advertising programs and other vendor marketing programs in which the vendors reimburse the Company for a portion of its advertising costs. Any change to our accounting for cooperative advertising arrangements or other vendor marketing programs could result in consideration received from our vendors being used to lower product costs in inventory rather than as an offset to our advertising costs. Such a change could impact the timing of recognition of cash consideration received from our vendors and could increase our gross profit and net advertising expenses. The Company has not yet completed its assessment of whether, or to what extent, EITF 02-16 will impact its results of operations during fiscal year 2003.

Note 2. Store Closing and Asset Impairment

Fiscal Year 2002

In December 2002, the Company completed a review of its domestic real estate portfolio and committed to close eight underperforming domestic superstores and one delivery center. In conjunction with these closings, the Company recorded a pre-tax charge for store closing and asset impairment of $11,915,000 during the fourth quarter of fiscal year 2002. Also during the fourth quarter of fiscal year 2002, the Company reversed $8,847,000 and $2,356,000 of the store closing reserves originally established in fiscal year 2001 and fiscal year 2000, respectively, when those portions of the reserves were deemed no longer necessary. See "Fiscal Year 2001" and "Fiscal Year 2000" below for additional information regarding the reversal of the prior year reserves. In addition, the Company recorded a pre-tax charge for asset impairment of $1,777,000 during the second quarter of fiscal year 2002. In total, the net charges for store closing and asset impairment reduced fiscal year 2002 net income by $2,489,000, or $0.02 per diluted share.

Fiscal Year 2001

During the fourth quarter of fiscal year 2001, the Company elected to close 29 underperforming domestic superstores and recorded a pre-tax charge for store closing and asset impairment of $79,838,000. Also during the fourth quarter of fiscal year 2001, the Company reversed $3,077,000 of the store closing reserve originally established in fiscal year 2000 when that portion of the reserve was deemed no longer necessary. See "Fiscal Year 2000" below for additional information regarding the reversal of the prior year reserve. The net charge of $76,761,000, net of income tax benefit, reduced fiscal year 2001 net income by $47,728,000, or $0.42 per diluted share. During the first quarter of fiscal year 2002, the 29 stores completed the liquidation process and were closed. The results of operations for the 29 closed stores were assumed by a third-party liquidator and, accordingly, were not included in the Company's consolidated results of operations after January 26, 2002. During the fourth quarter of fiscal year 2002, the Company reversed approximately $8,847,000 of the reserve for store closing costs originally established in fiscal year 2001, as a result of management's successful efforts to sublease closed stores and negotiate early terminations of leases.

Included in the charge for store closing and asset impairment, recorded during the fourth quarter of fiscal year 2001, was $5,631,000 of expense related to the write-off of the Company's investment in a Brazilian company, as well as receivables from the Brazilian company.

Also during the fourth quarter of fiscal year 2001, the Company recorded an additional pre-tax charge of $3,680,000 as a result of the inventory liquidation at the closed stores. The inventory liquidation charge, net of income tax benefit, reduced fiscal year 2001 net income by $2,227,000, or $0.02 per diluted share.

Fiscal Year 2000

During the fourth quarter of fiscal year 2000, the Company elected to close 50 underperforming domestic superstores and recorded a pre-tax charge for store closing and asset impairment of $109,578,000. The charge, net of income tax benefit, reduced fiscal year 2000 net income by $66,843,000, or $0.59 per diluted share. Of the 50 superstores originally expected to close, 48 were liquidated and closed during fiscal year 2001. During the fourth quarter of fiscal year 2001, the Company elected not to close the two remaining superstores due to changes in competitive and market conditions and reversed the reserve originally recorded for costs to close those stores. In total, approximately $3,077,000 of the reserve for store closing costs originally established in fiscal year 2000 was reversed during the fourth quarter of fiscal year 2001, primarily as a result of the two stores the Company elected not to close and certain equipment lease termination costs that were lower than expected. During the fourth quarter of fiscal year 2002, the Company reversed approximately $2,356,000 of the reserve for store closing costs originally established in fiscal year 2000, as a result of management's successful efforts to sublease closed stores and negotiate early terminations of leases. The results of operations for 46 of the 48 closed stores were assumed by a third-party liquidator and, accordingly, were not included in the Company's consolidated results of operations after January 27, 2001.

Also during the fourth quarter of fiscal year 2000, the Company recorded an additional pre-tax charge of $8,244,000 as a result of the inventory liquidation at the closed stores. The inventory liquidation charge, net of income tax benefit, reduced fiscal year 2000 net income by $4,946,000, or $0.05 per diluted share.

A reconciliation of major components of the Company's store closing reserve is as follows:

(In thousands)	Balance January 26, 2002	Charges	Reversals	Payment / Usage	Balance January 25, 2003
Lease disposition costs, net of sublease income	$ 122,304	$ 9,118	$ (10,288)	$ (19,830)	$ 101,304
Other closing costs, including severance	7,218	467	(915)	(3,844)	2,926
Total	$ 129,522	$ 9,585	$ (11,203)	$ (23,674)	$ 104,230

As of January 25, 2003 and January 26, 2002, $81,330,000 and $98,035,000 of the store closing reserve, respectively, was included in other long-term liabilities. Lease disposition costs included in the reserve for store closing costs include the aggregate rent expense for the closed stores net of expected future sublease income of $109,139,000 and $101,389,000 as of January 25, 2003 and January 26, 2002,

respectively. Of the total expected future sublease income included in the reserve for store closing costs, the Company had obtained sublease or assignment agreements for certain of its closed stores totaling approximately $49,804,000 and $14,020,000 as of January 25, 2003 and January 26, 2002, respectively.

Note 3. Relationship with Kmart Corporation

Approximately 40 of the Company's store leases were guaranteed by Kmart Corporation ("Kmart"), which from 1990 to 1995 was an equity investor in OfficeMax during the Company's early stages of development. Kmart sold the balance of its equity position in OfficeMax in 1995. The Company and Kmart are parties to a Lease Guaranty, Reimbursement and Indemnification Agreement, pursuant to which Kmart agreed to maintain existing guarantees and provide a limited number of additional guarantees, and the Company has agreed, among other things, to indemnify Kmart against liabilities incurred in connection with those guarantees. In connection with that agreement, OfficeMax and Kmart subsequently entered into a Consent and Undertaking Agreement and an Assignment, pursuant to which OfficeMax assigned some 45 leases to Kmart and took back subleases. The agreements generally protect against interference by Kmart in the leases absent default, and provide for Kmart to assign the leases back to OfficeMax should Kmart be released from its guarantees or if necessary to prevent a rejection in bankruptcy. Kmart is presently a debtor in possession in a Chapter 11 bankruptcy case filed on January 22, 2002.

During the first quarter of fiscal year 2002, due to a decline in Kmart's debt rating, the Company was required to purchase the mortgage notes on two of its store properties for an aggregate amount of $5,085,000. Both of the properties are occupied by the Company. Principal and interest payments to the Company under the mortgage notes are secured by the Company's rent payments under the related lease agreements. Interest on the mortgage notes accrues to the Company at an average rate of approximately 10% per annum, which exceeds the Company's current borrowing rate. The Company does not expect the decline in Kmart's debt rating or Kmart's subsequent bankruptcy filing to have a material adverse impact on OfficeMax's financial position or the results of its operations.

Note 4. Debt

Revolving Credit Facilities

During the fourth quarter of fiscal year 2000, the Company entered into a senior secured revolving credit facility. During the first quarter of fiscal year 2002, the Company extended the term of the revolving credit facility until February 27, 2004. The revolving credit facility is secured by a first priority perfected security interest in the Company's inventory and certain accounts receivable and provides for borrowings of up to $700,000,000 at the bank's base rate or Eurodollar Rate plus 1.75% to 2.50% depending on the level of borrowing.

As of January 25, 2003, the Company had no outstanding borrowings under the revolving credit facility. As of January 26, 2002, the Company had outstanding borrowings of $20,000,000 under the revolving credit facility at a weighted average interest rate of 4.75%. Also from this facility, the Company had $117,136,000 and $111,580,000 of standby letters of credit outstanding as of January 25, 2003 and January 26, 2002, respectively, in connection with its insurance programs and two synthetic operating leases. These standby letters of credit reduce the Company's available borrowing capacity under the revolving credit facility. The Company pays quarterly usage fees of between 1.62% and 1.87% per annum on the outstanding standby letters of credit.

The Company pays quarterly fees of 0.25% per annum on the unused portion of the revolving credit facility. Available borrowing capacity under the revolving credit facility is calculated as a percentage of the Company's inventory and certain accounts receivable. As of January 25, 2003, the Company had unused and available borrowings under the revolving credit facility in excess of $444,000,000.

Mortgage Loan

During the second quarter of fiscal year 2000, the Company repaid the outstanding balance of a mortgage loan in the amount of $16,100,000. The mortgage loan was secured by the Company's international corporate headquarters and had an original maturity of January 2007.

During the fourth quarter of fiscal year 2000, the Company assumed an eleven-year $1,800,000 mortgage loan secured by real estate occupied by the Company. The Company previously leased the real estate. The mortgage loan bears interest at a rate of 5.0% per annum. Maturities of the mortgage loan, including interest, will be approximately $213,000 for each of the next five years.

Note 5. Commitments and Contingencies

Lease Commitments

The Company occupies all of its stores, delivery centers and national customer call and contact centers under various long-term lease agreements. These leases generally have initial terms ranging from 10 to 25 years plus renewal options. Most of these leases require the Company to pay minimum rents, subject to periodic adjustments, plus other charges including utilities, real estate taxes, common area maintenance and, in limited cases, contingent rentals based on sales.

The Company occupies two of its PowerMax inventory distribution facilities under synthetic operating leases with initial lease terms expiring in fiscal year 2004. One of the synthetic operating leases can be extended at the Company's option until fiscal year 2006. The Company leases the PowerMax facilities from special purpose entities ("SPEs") that have been established by nationally prominent, creditworthy commercial lessors to facilitate the financing of those assets for the Company. No officers, directors or employees of the Company hold any direct or indirect equity interest in such SPEs. The SPEs finance the cost of the property through the issuance of commercial paper. The Company has provided standby letters of credit of approximately $81,000,000 in support of the commercial paper. In the event that the Company defaults on its obligations under the leases, the SPEs could draw on the letters of credit in order to redeem the commercial paper. These letters of credit reduce the Company's available borrowing capacity under the Company's revolving credit facility. Upon expiration of the synthetic operating leases, the Company can elect to purchase the related assets of both facilities at a total cost specified in the lease agreement of approximately $80,000,000. If the Company does not elect to purchase the related assets, the Company is required to honor certain fair value guarantees. These guarantees require the Company to reimburse the lessor for any shortfall from a fair value specified in the lease agreement. Currently, the Company expects to purchase the related assets upon expiration of the synthetic operating leases, or otherwise enter into an arrangement to maintain the continued use of these facilities.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN 46"). The Company is assessing the impact of adoption of FIN 46. However, based on management's preliminary assessment, it is reasonably possible that the Company will be required to consolidate the VIEs (previously referred to as SPEs or special purpose entities) from which it leases two of its PowerMax inventory distribution facilities beginning in the third quarter of fiscal year 2003. If the Company is required to consolidate the VIEs, the assets and related depreciation, liabilities and non-controlling interests of these VIEs will be reflected in the Company's consolidated financial statements.

The table below summarizes the future minimum lease payments and future minimum rentals due under non-cancelable leases as of January 25, 2003.

Fiscal Year (In thousands)	Operating Leases
2003	$ 338,202
2004	314,004
2005	286,644
2006	260,346
2007	227,087
Thereafter	1,164,380
Total minimum lease payments	$ 2,590,663

Other long-term liabilities as of January 25, 2003 and January 26, 2002 included approximately $66,756,000 and $66,319,000, respectively, related to future rent escalation clauses under certain operating leases that are recognized on a straight-line basis over the terms of the respective lease.

A summary of operating lease rental expense and short-term rentals, net of sublease income, is as follows:

Fiscal Year Ended (In thousands)	January 25, 2003	January 26, 2002	January 27, 2001
Minimum rentals	$ 345,890	$ 366,288	$ 365,586
Percentage rentals	618	188	249
Total	$ 346,508	$ 366,476	$ 365,835

Other Commitments

In accordance with an amended and restated joint venture agreement, the minority owner of the Company's subsidiary in Mexico, OfficeMax de Mexico, can elect to put its remaining 49% interest in the subsidiary to the Company, if certain earnings targets are achieved. These earnings targets are calculated quarterly on a rolling four quarter basis. If the earnings targets are achieved and the minority owner elects to put its ownership interest to the Company, the purchase price would be equal to fair value calculated based on the subsidiary's earnings for the last four quarters before interest, taxes, depreciation and amortization and current market multiples of similar companies. The fair value purchase price for fiscal year 2003 is currently estimated at $25,000,000 to $30,000,000.

The Company has an arrangement with a financial services company (the "Issuer") whereby the Issuer manages the Company's private label credit card programs. The credit card accounts, and receivables generated thereby, are owned by the Issuer. Under the terms of the agreement, the Issuer charges the Company a fee to cover the Issuer's cost of providing credit and collecting the receivables which are non-recourse to the Company. The Company's agreement with the Issuer permits the Issuer to terminate the agreement at anytime if the Company does not maintain a minimum tangible net worth as defined in the agreement. As of January 25, 2003, the Company's tangible net worth exceeded the minimum tangible net worth required by the agreement with the Issuer by approximately $36,935,000. The Company believes that if it did not maintain the required minimum tangible net worth and the Issuer terminated the agreement, it would be able to find another financial services company to manage its private label credit card programs.

There are various claims, lawsuits and pending actions against the Company incident to the Company's operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company's liquidity, financial position or results of operations. See Note 11 of Notes to Consolidated Financial Statements for information regarding litigation and arbitration proceedings involving the Company and Gateway Companies, Inc. ("Gateway").

Note 6. Income Taxes

In the fourth quarter of fiscal year 2001, the Company recorded a $170,616,000 charge to establish a valuation allowance for its net deferred tax assets, including amounts related to its net operating loss carryforwards. The valuation allowance was calculated in accordance with the provisions of FAS 109, which places primary importance on the Company's operating results in the most recent three-year period when assessing the need for a valuation allowance. Although management believes the Company's results for those periods were heavily affected by deliberate and planned infrastructure improvements, including its PowerMax distribution network and state-of-the-art SAP computer system, as well as an aggressive store closing program, the Company's cumulative loss in the three-year period ended January 26, 2002 represented negative evidence sufficient to require a full valuation allowance under the provisions of FAS 109. The Company intends to maintain a full valuation allowance for its net deferred tax assets until sufficient positive evidence exists to support reversal of some portion, or the remainder, of the allowance. Until such time, except for minor state, local and foreign tax provisions, the Company will have no reported tax provision, net of valuation allowance adjustments. Any future decision to reverse a portion or all of the remaining valuation allowance will be based on consideration of several factors including, but not limited to, the Company's expectations regarding future taxable income and the Company's cumulative income or loss in the then most recent three-year period.

On March 9, 2002, President Bush signed into law the "Job Creation and Worker Assistance Act" (H.R. 3090). This new tax law temporarily extends the carryback period to five years from two years for net operating losses incurred during the Company's taxable years ended in 2001 and 2000. During the first quarter of fiscal year 2002, the Company reversed a portion of the valuation allowance recorded during the fourth quarter of fiscal year 2001 and recognized an income tax benefit of $57,500,000 due to the extension of the carryback period. As of January 25, 2003, the valuation allowance was approximately $108,885,000, which represents a full valuation allowance of the Company's net deferred tax assets, including amounts related to its net operating loss carryforwards. The Company has received refunds for all of the additional net operating loss carryback resulting from the extension of the carryback period.

Also during fiscal year 2002, the Company received refunds of amounts on deposit with the IRS of approximately $30,000,000 related to prior year tax returns.

The provision (benefit) for income taxes consists of:

Fiscal Year Ended (In thousands)	January 25, 2003	January 26, 2002	January 27, 2001
Current federal	$ -	$ (4,863)	$ (21,317)
State and local	-	8,037	(4,084)
Foreign	-	112	1,727
Deferred	61,731	(84,198)	(55,402)
Valuation allowance	(61,731)	170,616	-
Benefit due to change in tax law	(57,500)	-	-
Total income tax expense (benefit)	$ (57,500)	$ 89,704	$ (79,076)

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

Fiscal Year Ended	January 25, 2003	January 26, 2002	January 27, 2001
Federal statutory rate (benefit)	35.0%	(35.0)%	(35.0)%
State and local taxes, net of federal tax effects	3.0%	(4.1)%	(4.0)%
Goodwill amortization	-	4.5%	1.7%
Valuation allowance	(38.0)%	76.0%	-
Benefit due to change in tax law	(308.1)%	-	-
Other	-	-	(0.3)%
Total income tax expense (benefit)	(308.1)%	41.4%	(37.6)%

The Company's net deferred tax assets are attributable to temporary differences related to:

Fiscal Year Ended (In thousands)	January 25, 2003	January 26, 2002
Inventory	$ 5,361	$ 5,402
Property and equipment	(10,212)	(22,154)
Escalating rent	26,244	26,133
Store closing reserve	43,608	57,678
Accrued expenses not currently deductible	27,337	28,657
Net operating loss carryforwards and other	16,547	74,900
Valuation allowance	(108,885)	(170,616)
Total net deferred tax assets	$ -	$ -

Note 7. Supplemental Cash Flow Information

Additional supplemental information related to the Consolidated Statements of Cash Flows is as follows:

Fiscal Year Ended (In thousands)	January 25, 2003	January 26, 2002	January 27, 2001
Cash transactions:			
Cash paid for interest	$ 2,749	$ 15,115	$ 15,819
Cash paid for income taxes (excluding income tax refunds)	13,192	2,166	6,742
Cash paid for acquisition of majority interest in OfficeMax de Mexico	-	-	10,000
Non-cash transactions:			
Liabilities accrued for property and equipment acquired	5,781	11,818	24,290
Tax benefit related to exercise of stock options	-	36	70

Note 8. Employee Benefit Plans

Stock Purchase Plans

The Company has adopted a Management Share Purchase Plan (the "Management Plan"), an Employee Share Purchase Plan (the "Employee Plan") and a Director Share Plan (the "Director Plan"). Under the Management Plan, the Company's officers are required to use at least 20%, and may use up to 100%, of their annual incentive bonuses to purchase restricted common shares of the Company at a 20% discount from the fair value of the same number of unrestricted common shares. Restricted common shares purchased under the Management Plan are generally restricted from sale or transfer for three years from date of purchase. The maximum number of common shares reserved for issuance under the Management Plan is 1,242,227. The Company recognized compensation expense for the discount on the restricted common shares of $25,000, $66,000 and $103,000 in fiscal years 2002, 2001 and 2000, respectively.

The Employee Plan is available to all full-time employees of the Company who are not covered under the Management Plan and who have worked at least 1,000 hours during a period of 12 consecutive months. Each eligible employee has the right to purchase, on a quarterly basis, the Company's common shares at a 15% discount from the fair market value per common share. Shares purchased under the Employee Plan are generally restricted from sale or transfer for one year from date of purchase. The maximum number of shares eligible for purchase under the Employee Plan is 2,958,761. The Company is not required to record compensation expense with respect to shares purchased under the Employee Plan.

The Director Plan covers all directors of the Company who are not officers or employees of the Company. Participants receive their entire annual retainer in the form of restricted common shares paid at the beginning of the relevant calendar year and all of their meeting fees in the form of unrestricted common shares paid at the end of the calendar quarter in which the meetings occurred. Shares paid to participants in the Director Plan are issued at the fair market value on the date of grant without discount. The restrictions on such shares generally lapse one year from the date of grant. The maximum number of shares reserved for issuance under the Director Plan is 750,000.

Savings Plans

Employees of the Company who meet certain service requirements are eligible to participate in the Company's 401(k) Savings Plan. Participants may contribute 2% to 15% of their annual earnings, subject to statutory limitations. The Company matches 50% of the first 3% of the employee's contribution. Such matching Company contributions are invested in shares of the Company's common stock and become vested 50% after two years of service and 100% after three years of service. Highly compensated employees (as defined by the Employee Retirement Income Security Act of 1974, as amended) are eligible to participate in the Company's Executive Savings Deferral Plan ("ESDP") if their contributions to the 401(k) Savings Plan are limited. The provisions of the ESDP are similar to those of the Company's 401(k)

Savings Plan. The charge to operations for the Company's matching contributions to these plans amounted to $1,635,000, $1,477,000 and $1,290,000 for fiscal years 2002, 2001 and 2000, respectively.

Stock Option Plans

The Company's Equity-Based Award Plan provides for the issuance of up to 26,000,000 share appreciation rights, restricted shares and options to purchase common shares. Options granted under the Equity-Based Award Plan become exercisable from one to seven years after the date of grant and expire ten years from date of grant.

Exercisable options outstanding were 7,995,054 as of January 25, 2003, 6,303,979 as of January 26, 2002 and 3,996,544 as of January 27, 2001.

Option activity for each of the last three fiscal years was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 22, 2000	12,088,347	$ 10.56
Granted	5,485,993	3.62
Exercised	(112,822)	4.01
Forfeited	(2,604,895)	10.30
Outstanding at January 27, 2001	14,856,623	8.09
Granted	2,549,562	3.17
Exercised	(119,870)	4.01
Forfeited	(3,470,525)	7.44
Outstanding at January 26, 2002	13,815,790	7.85
Granted	3,869,790	5.73
Exercised	(1,111,946)	2.68
Forfeited	(1,514,859)	7.62
Outstanding at January 25, 2003	15,058,775	$ 7.71

The following table summarizes information about options outstanding as of January 25, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Options	Weighted Average Exercise Price
$2.38 to $4.31	2,599,305	$ 3.10	8.3	1,194,680	$ 2.94
$4.56 to $5.96	3,684,479	$ 5.75	9.1	140,046	$ 5.39
$6.06 to $7.08	2,737,925	$ 6.57	6.7	1,850,304	$ 6.61
$7.56 to $9.78	2,042,585	$ 7.92	5.6	1,280,417	$ 7.72
$10.19 to $11.75	2,063,333	$ 11.48	3.3	1,951,329	$ 11.54
$13.88 to $18.07	1,931,148	$ 15.02	4.3	1,578,278	$ 15.12

Note 9. Business Segments

The Company has two business segments: Domestic and International. The Company's operations in the United States, Puerto Rico and the U.S. Virgin Islands, comprised of its retail stores, e-commerce operations, catalog business and outside sales groups, are included in the Domestic segment. The Domestic segment also includes the Company's investments accounted for under the cost or equity methods, including its investment in a Brazilian company. The operations of the Company's majority-owned subsidiary in Mexico, OfficeMax de Mexico, are included in the International segment. During recent years, OfficeMax has integrated and aligned its domestic e-commerce operations, catalog business and outside sales groups with its superstores in order to more efficiently leverage its various business channels. As a result, management evaluates performance and allocates resources based on an integrated view of its domestic operations. Management evaluates the performance of the Company's International segment separately because of the differences between the operating environments for its Domestic and International segments.

The accounting policies of the Company's business segments are the same as those described in the Summary of Significant Accountings Policies (Note 1 of Notes to Consolidated Financial Statements). The combined results of operations and assets of the Company's business segments are equal to the Company's consolidated results of operations and assets.

The following table summarizes the results of operations for the Company's business segments:
(In thousands)

Fiscal Year 2002	Total Company	Domestic	International
Sales	$ 4,775,563	$ 4,622,479	$ 153,084
Cost of merchandise sold, including buying and occupancy costs	3,578,872	3,461,366	117,506
Gross profit	1,196,691	1,161,113	35,578
Store closing and asset impairment	2,489	2,489	-
Operating income	24,645	20,307	4,338
Interest expense (income), net	5,980	6,622	(642)
Income tax benefit	(57,500)	(57,500)	-
Minority interest	2,441	-	2,441
Net income	$ 73,724	$ 71,185	$ 2,539

Fiscal Year 2001	Total Company	Domestic	International
Sales	$ 4,625,877	$ 4,485,293	$ 140,584
Cost of merchandise sold, including buying and occupancy costs	3,536,069	3,429,069	107,000
Inventory liquidation	3,680	3,680	-
Gross profit	1,086,128	1,052,544	33,584
Store closing and asset impairment	76,761	76,761	-
Operating income (loss)	(201,916)	(206,580)	4,664
Interest expense (income), net	14,804	15,744	(940)
Other, net	61	61	-
Income tax benefit	(80,912)	(80,912)	-
Valuation allowance-deferred tax assets	170,616	170,616	-
Minority interest	2,973	-	2,973
Net income (loss)	$ (309,458)	$ (312,089)	$ 2,631

The total assets of the International segment were approximately $69,728,000 and $76,239,000 as of January 25, 2003 and January 26, 2002, respectively. The total assets of the International segment included long-lived assets, primarily fixed assets, of approximately $23,676,000 and $26,405,000 as of January 25, 2003 and January 26, 2002, respectively. Depreciation expense for the International segment was approximately $4,016,000 for fiscal year 2002 and $2,641,000 for fiscal year 2001. Included in the total assets of the International segment was goodwill of $3,699,000, which was net of $968,000 of accumulated amortization, as of January 25, 2003 and

January 26, 2002. Goodwill amortization for the International segment was approximately $465,000 for fiscal year 2001. As a result of a new accounting pronouncement, FAS 142, that was effective for the Company as of the beginning of fiscal year 2002, goodwill is no longer amortized.

The Company has a 19% interest in a Brazilian company that operated two superstores in Brazil. During the first quarter of fiscal year 2002, the Brazilian company closed its two superstores and ceased operations. The Company accounts for its investment in the Brazilian company on the cost basis and wrote-off its remaining investment as well as receivables from the Brazilian company in the fourth quarter of fiscal year 2001. The write-off totaled $5,631,000 and was included in the charge for store closing and asset impairment reported in the Domestic segment. The Company includes its investments accounted for under the cost or equity methods, including its investment in the Brazilian company, in the Domestic segment.

Other than its investment in OfficeMax de Mexico, the Company has no international sales or assets.

Note 10. Shareholders' Equity

Shareholder Rights Plan

During the first quarter of fiscal year 2000, the Company adopted a Shareholder Rights Plan designed to protect its shareholders against "abusive takeover tactics", by providing certain rights to its shareholders if any group or person acquires more than 15 percent of the Company's common stock. The plan was implemented by issuing one preferred share purchase right for each share of common stock outstanding at the close of business on March 17, 2000, or issued thereafter until the rights become exercisable. Each right will entitle the holder to buy one one-thousandth of a participating preferred share at a $30 initial exercise price. Each fraction of a participating preferred share will be equivalent to a share of the Company's common stock. The rights become exercisable if any group acquires more than 15% of the outstanding OfficeMax common stock or if a person or group begins a tender or exchange offer that could result in such an acquisition.

Note 11. Gateway Alliance

In fiscal year 2000, Gateway committed to operate licensed store-within-a-store computer departments within all OfficeMax superstores in the United States pursuant to a strategic alliance, which included the terms of a Master License Agreement (the "MLA"). In connection with the investment requirements of the strategic alliance, during the second quarter of fiscal year 2000, Gateway invested $50,000,000 in OfficeMax convertible preferred stock - $30,000,000 in Series A Voting Preference Shares (the "Series A Shares") designated for OfficeMax and $20,000,000 in Series B Serial Preferred Shares (the "Series B Shares") designated for OfficeMax.com.

The Series A Shares, which had a purchase price of $9.75 per share, voted on an as-converted to Common Shares basis (one vote per share) and did not bear any interest or coupon. The Series A Shares were to increase in value from $9.75 per share to $12.50 per share on a straight-line basis over the five-year term of the alliance. The Company recognized the increase in value by a charge directly to Retained Earnings for Preferred Share Accretion. The Series B Shares, which had a purchase price of $10 per share and a coupon rate of 7% per annum, had no voting rights.

During the first quarter of fiscal year 2001, Gateway announced its intention to discontinue selling computers in non-Gateway stores, including OfficeMax superstores. At that time, OfficeMax and Gateway began discussing legal issues regarding Gateway's performance under the strategic alliance. In the second quarter of fiscal year 2001, Gateway ended its rollout of Gateway store-within-a-store computer departments in the Company's superstores and has since removed its equipment and fixtures from such stores. On July 23, 2001, Gateway notified the Company of its termination of the MLA and its desire to exercise its redemption rights with respect to the Series B Shares. Thereafter, the Company, which had previously notified Gateway of Gateway's breaches under the MLA and related agreements, reaffirmed its position that Gateway was in breach of its obligations under the MLA and related agreements. Accordingly, the Company stopped recording the accretion of the Series A Shares and accruing interest on the Series B Shares at that date. Litigation and arbitration proceedings have commenced with each party asserting claims of non-performance against each other.

During the fourth quarter of fiscal year 2001, Gateway elected to convert its Series A Shares, plus accrued preferred share accretion of $2,115,000, into 9,366,109 common shares of the Company.

OfficeMax does not anticipate redeeming any of the Series B Shares owned by Gateway until all of the issues associated with the strategic alliance and its wind down have been resolved. Based on current circumstances, it is unclear when such a resolution will occur. In May 2001, OfficeMax announced a strategic alliance with another computer provider.

Note 12. Earnings Per Common Share

Basic earnings per common share is based on the weighted average number of common shares outstanding, and diluted earnings per common share is based on the weighted average number of common shares outstanding and all potentially dilutive common stock equivalents.

A reconciliation of the basic and diluted per share computations is as follows:

Fiscal Year Ended (In thousands, except per share data)	January 25, 2003	January 26, 2002	January 27, 2001
Net income (loss)	$ 73,724	$ (309,458)	$ (133,166)
Preferred stock accretion	-	(1,546)	(2,319)
Net income (loss) available to common shareholders	$ 73,724	$ (311,004)	$ (135,485)
Weighted average number of common shares outstanding	123,817	114,308	112,738
Effect of dilutive securities:			
Stock options	1,243	-	-
Restricted stock	49	-	-
Weighted average number of common shares outstanding and assumed conversions	125,109	114,308	112,738
Basic earnings (loss) per common share	$ 0.60	$ (2.72)	$ (1.20)
Diluted earnings (loss) per common share	$ 0.59	$ (2.72)	$ (1.20)

Options to purchase 12,368,499 common shares were excluded from the calculation of diluted earnings per common share in fiscal year 2002, because the exercise prices of the options were greater than the average market price. These shares had a weighted average exercise price of $8.70.

All potentially dilutive common stock equivalents were excluded from the calculation of diluted earnings per common share for fiscal years 2001 and 2000, because their effect would have been anti-dilutive due to the net loss recognized in those periods. Options to purchase 13,815,790 common shares at a weighted average exercise price of $7.85 and 81,607 restricted stock units were excluded from the calculation of diluted earnings per common share for fiscal year 2001. Options to purchase 14,856,623 common shares at a weighted average exercise price of $8.09 and 148,463 restricted stock units were excluded from the calculation of diluted earnings per common share for fiscal year 2000.

Note 13. Quarterly Consolidated Results of Operations

Unaudited quarterly consolidated results of operations for the fiscal years ended January 25, 2003 and January 26, 2002 are summarized as follows:

(In thousands, except per share data)

Fiscal Year 2002 (unaudited)

	First Quarter [1]	Second Quarter [2]	Third Quarter	Fourth Quarter [2]
Sales	$ 1,178,152	$ 1,006,271	$ 1,255,606	$ 1,335,534
Cost of merchandise sold, including buying and occupancy costs	878,824	759,288	937,942	1,002,818
Gross profit	299,328	246,983	317,664	332,716
Store closing and asset impairment	-	1,777	-	712
Operating income (loss)	8,102	(31,273)	18,842	28,974
Income (loss) before income taxes	6,761	(33,398)	17,562	27,740
Income tax benefit	(57,500)	-	-	-
Net income (loss)	$ 63,518	$ (33,362)	$ 16,512	$ 27,056
Income (loss) per common share:				
Basic	$ 0.52	$ (0.27)	$ 0.13	$ 0.22
Diluted	$ 0.51	$ (0.27)	$ 0.13	$ 0.22

Fiscal Year 2001 (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter [3]
Sales	$ 1,191,467	$ 976,675	$ 1,186,433	$ 1,271,302
Cost of merchandise sold, including buying and occupancy costs	901,179	733,086	903,715	998,089
Inventory liquidation	-	-	-	3,680
Gross profit	290,288	243,589	282,718	269,533
Store closing and asset impairment	-	-	-	76,761
Operating loss	(19,526)	(32,871)	(36,468)	(113,051)
Loss before income taxes	(24,913)	(37,727)	(39,209)	(114,932)
Income tax benefit	(9,134)	(13,984)	(14,714)	(43,080)
Deferred tax valuation allowance	-	-	-	170,616
Net loss	$ (16,585)	$ (23,996)	$ (25,780)	$ (243,097)
Loss per common share:				
Basic	$ (0.15)	$ (0.22)	$ (0.23)	$ (2.06)
Diluted	$ (0.15)	$ (0.22)	$ (0.23)	$ (2.06)

[1] During the first quarter of fiscal year 2002, the Company reversed a portion of the deferred tax asset valuation allowance recorded during the fourth quarter of fiscal year 2001 and recorded an income tax benefit of $57,500,000 due to the effects of a new tax law that extended the carryback period for net operating losses incurred during the Company's taxable years ended in 2001 and 2000. See Note 6 of Notes to Consolidated Financial Statements for additional information regarding income taxes.

[2] The Company recorded a charge of $1,777,000 for asset impairment during the second quarter of fiscal year 2002. During the fourth quarter of fiscal year 2002, the Company recorded a net charge of $712,000 for store closing and asset impairment. See Note 2 of Notes to Consolidated Financial Statements for additional information regarding store closing and asset impairment charges.

[3] The Company recorded a net charge of $76,761,000 for store closing and asset impairment, as well as a charge for inventory liquidation of $3,680,000 in the fourth quarter of fiscal year 2001. See Note 2 of Notes to Consolidated Financial Statements for additional information

regarding store closing and asset impairment and inventory liquidation charges. During the fourth quarter of fiscal year 2001, the Company recorded additional cost of merchandise sold of $13,629,000 as a result of the finalization of estimates for inventory shrink expense including the effects of the implementation of certain supply chain initiatives. Also during the fourth quarter of fiscal year 2001, the Company recorded a $170,616,000 charge to establish a valuation allowance for its net deferred tax assets, including amounts related to its net operating loss carryforwards. See Note 6 of Notes to Consolidated Financial Statements for additional information regarding income taxes.

REPORTS OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of OfficeMax, Inc.

We have audited the accompanying consolidated balance sheet of OfficeMax, Inc. and subsidiaries (the "Company") as of January 25, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of OfficeMax, Inc. and subsidiaries as of January 26, 2002, were audited by other auditors whose report thereon dated April 15, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the January 25, 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of OfficeMax, Inc. and subsidiaries as of January 25, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142 effective January 27, 2002.

/s/ KPMG LLP
KPMG LLP
February 25, 2003

To the Board of Directors and Shareholders of OfficeMax, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of OfficeMax, Inc. and its subsidiaries at January 26, 2002 and the results of their operations and their cash flows for each of the two years in the period ended January 26, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
April 15, 2002

Market for Registrant's Common Shares and Related Shareholder Matters

OfficeMax Common Shares are listed on the New York Stock Exchange and traded under the symbol OMX. The high and low sales prices of the Company's Common Shares during each quarter of fiscal year 2001 and fiscal year 2002, as reported on the New York Stock Exchange Consolidated Transaction reporting system, are listed below:

Fiscal Year 2001	High	Low
1st Quarter (ended April 28, 2001)	$ 4.22	$ 2.75
2nd Quarter (ended July 28, 2001)	3.94	3.06
3rd Quarter (ended October 27, 2001)	4.95	2.60
4th Quarter (ended January 26, 2002)	4.91	2.50

Fiscal Year 2002	High	Low
1st Quarter (ended April 27, 2002)	$ 7.25	$ 3.76
2nd Quarter (ended July 27, 2002)	8.06	3.79
3rd Quarter (ended October 26, 2002)	5.05	3.05
4th Quarter (ended January 25, 2003)	6.55	4.05

The Company has never paid cash dividends on its Common Shares. The declaration and payment of any dividends in the future will be at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors deemed relevant by the Company's Board of Directors.

As of April 9, 2003, the Company had 3,699 shareholders of record. On April 9, 2003, the closing price of the Company's Common Shares was $5.41.

Selected Financial Data

Selected financial data as of, and for the fiscal years ended, January 25, 2003, January 26, 2002, January 27, 2001, January 22, 2000 and January 23, 1999 is set forth below:

(Dollars in millions, except per share data)

	Fiscal 2002 (1)	Fiscal 2001 (2)	Fiscal 2000 (3)	Fiscal 1999 (4)	Fiscal 1998 (5)
Financial Data (6)					
Sales	$ 4,775.6	$ 4,625.9	$ 5,121.3	$ 4,815.0	$ 4,326.0
Cost of merchandise sold, including buying and occupancy costs	3,578.9	3,536.1	3,892.4	3,646.1	3,276.5
Inventory liquidation	-	3.7	8.2	-	-
Inventory markdown charge for item rationalization	-	-	-	77.4	-
Computer segment asset write-off	-	-	-	-	80.0
Gross profit	1,196.7	1,086.1	1,220.7	1,091.5	969.5
Store closing and asset impairment	2.5	76.8	109.6	-	-
Operating income (loss)	24.6	(201.9)	(193.6)	32.4	86.7
Net income (loss)	73.7	(309.5)	(133.2)	10.0	48.6
Earnings (loss) per common share:					
Basic	0.60	(2.72)	(1.20)	0.09	0.40
Diluted	0.59	(2.72)	(1.20)	0.09	0.39
Statistical Data					
End of period superstores:					
Domestic segment	940	966	997	955	837
International segment	30	27	23	15	12
Financial Position					
Working capital	$ 356.0	$ 240.0	$ 403.4	$ 469.1	$ 501.1
Total assets	1,785.4	1,755.0	2,293.3	2,275.0	2,231.9
Total long-term debt	1.4	1.5	1.7	15.1	16.4
Redeemable preferred shares	21.8	21.8	52.3	-	-
Shareholders' equity	780.4	705.9	982.3	1,116.0	1,138.1

(1) On March 9, 2002, President Bush signed into law the "Job Creation and Worker Assistance Act" (H.R. 3090). This new tax law temporarily extends the carryback period for net operating losses incurred during the Company's taxable years ended in 2001 and 2000 to five years from two years. In the first quarter of fiscal year 2002, the Company reversed a portion of the valuation allowance for its net deferred tax assets recorded during fiscal year 2001 and recognized an income tax benefit of $57,500,000 due to the extension of the carryback period. The income tax benefit increased net income by $0.46 per diluted share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Charges and Reserves" and Note 6 of Notes to Consolidated Financial Statements of the Company for additional information regarding the tax benefit recorded.

(2) In the third quarter of fiscal year 2001, the Company recorded a pre-tax charge of $10,000,000 to record a reserve for legal matters. The charge increased the net loss in fiscal year 2001 by $6,050,000, or $0.05 per diluted share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Charges and Reserves" for additional information regarding this legal reserve. In the fourth quarter of fiscal year 2001, the Company recorded a valuation allowance of $170,616,000 to reduce to zero the value of its net deferred tax assets, including amounts related to its net operating loss carryforwards. The valuation allowance reduced net income by $1.49 per diluted share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Charges and Reserves" and Note 6 of Notes to Consolidated Financial Statements of the Company for additional information regarding the valuation allowance. Also, in the fourth quarter of fiscal year 2001, in conjunction with its decision to close 29 underperforming domestic superstores, the Company recorded net, pre-tax charges of $76,761,000 for store closing and asset impairment and $3,680,000 for inventory liquidation. These charges reduced net income by $49,955,000, or $0.44 per diluted

share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Charges and Reserves" and Note 2 of Notes to Consolidated Financial Statements of the Company for additional information regarding these charges.

(3) In conjunction with its decision to close 50 underperforming domestic superstores, the Company recorded, in the fourth quarter of fiscal year 2000, pre-tax charges of $109,578,000 for store closing and asset impairment and $8,244,000 for inventory liquidation. These charges reduced net income by $71,789,000, or $0.64 per diluted share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Charges and Reserves" and Note 2 of Notes to Consolidated Financial Statements of the Company for additional information regarding these charges. In the third quarter of fiscal year 2000, the Company recorded a $19,465,000 pre-tax charge for a litigation settlement. The litigation settlement charge was included in cost of merchandise sold and reduced net income by $11,679,000, or $0.10 per diluted share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Charges and Reserves" for additional information regarding this charge for litigation settlement.

(4) In order to effect the acceleration of its supply-chain management initiative and the implementation of the Company's new warehouse management system, the Company decided to eliminate select current products on hand as part of its program of merchandise and vendor rationalization. In connection with this decision, the Company recorded a pre-tax markdown charge of $77,372,000 in fiscal year 1999. The charge reduced net income by $49,518,000, or $0.43 per diluted share.

(5) In conjunction with its decision to realign its former Computer Business segment, the Company recorded a pre-tax charge of $79,950,000 in the third quarter of fiscal year 1998. The charge provided for the liquidation of discontinued computer inventory and the write-off of other assets directly related to the Company's discontinued former Computer Business segment. The charge reduced net income by $49,889,000, or $0.41 per diluted share.

(6) Fiscal year 2000 included 53 weeks. Fiscal years 2002, 2001, 1999 and 1998 included 52 weeks.

Board of Directors

Michael Feuer
Chairman of the Board,
Chief Executive Officer
and Co-Founder of OfficeMax

Raymond L. Bank[1] [2] [6]
President and Chief Operating
Officer, Merchant Development
Corporation

Burnett W. Donoho[3]
Management Consultant and former Chief
Operating Officer of Macy's East, a then
division of R.H. Macy & Co., and
Montgomery Ward & Co.

Lee Fisher[2]
Chief Executive Officer,
Center for Families and Children, former
Ohio Attorney General and 1998 Ohio
Gubernatorial Candidate

Michael F. Killeen
Senior Executive Vice President,
Chief Financial Officer of OfficeMax

Jerry Sue Thornton[2] [3] [4]
President, Cuyahoga Community College
in Cleveland, Ohio

Ivan J. Winfield[1] [5]
Retired Managing Partner, public accounting firm
of Coopers & Lybrand, now an Associate
Professor at Baldwin-Wallace College in Cleveland,
Ohio and Business Consultant

Jacqueline F. Woods[1] [3]
Former President, SBC Ameritech, a
subsidiary of SBC Communications Inc.,
a global communications company

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Corporate Governance and Nominating Committee
[4] Presiding Director during Fiscal 2003
[5] Presiding Director during Fiscal 2002
[6] Not Standing for Reelection/Retiring

The Audit, Compensation and Corporate Governance and Nominating Committees of OfficeMax's Board of Directors are 100% independent (as proscribed by the listing standards of the NYSE) with no members of management serving on these committees.

Nominee for Election to the Board of Directors in June 2003

Edwin J. Holman
President and Chief Operating Officer,
Bloomingdale's, a New York City based
division of Federated Department Stores

Corporate Officers

As required and defined by the Securities Exchange Act of 1934, shown below are the "executive officers" of the Company.

Michael Feuer
Chairman of the Board,
Chief Executive Officer
and Co-Founder

Gary J. Peterson
President and Chief
Operating Officer

Michael F. Killeen
Senior Executive Vice President,
Chief Financial Officer

Harold L. Mulet
Executive Vice President,
Retail Sales and Store Productivity

Ross H. Pollock
Executive Vice President,
General Counsel and Secretary

Ryan T. Vero
Executive Vice President,
Merchandising and Marketing

Phillip P. DePaul
Senior Vice President,
Controller

In addition to the executive officers named above, OfficeMax's management team is comprised of 66 other senior level executives including:

- 11 Executive and Senior Vice Presidents
- 29 Vice Presidents
- 26 Divisional Vice Presidents

The Company's middle-management team includes:

- 57 Corporate-Level Directors
- 15 Territory Field Store Operations Managers
- 106 Corporate Managers
- 174 District Store Field Managers

General Information

Annual Meeting
The Annual Meeting of Shareholders of OfficeMax, Inc. will be held on Thursday, June 5, 2003, at 9 a.m. local time, at the Company's International Headquarters at:

3605 Warrensville Center Road
Shaker Heights, OH 44122-5203
(216) 471-6900

Investor Relations
Direct investor inquiries to:

Investor Relations Dept.
OfficeMax, Inc.
3605 Warrensville Center Road
Shaker Heights, OH 44122-5203
Phone: (216) 471-6697
e-mail: investor@officemax.com

Transfer Agent and Registrar
For inquiries related to stock certificates, changes of address or other general correspondence concerning shareholder accounts, please contact:

Equiserve Trust Company N.A.
P.O. Box 43069
Providence, RI 02940-3069
Phone: 1-800-317-4445
Website: www.equiserve.com

Form 10-K
Shareholders may obtain a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission without charge upon written request to the OfficeMax Investor Relations Dept. at the address listed above.

For the utmost convenience, we strongly suggest obtaining the OfficeMax Form 10-K instantly on the Internet at www.OfficeMax.com or at a wide variety of other free and easily accessible Internet sites including www.sec.gov and www.freeedgar.com.

Independent Accountants
KPMG LLP

OfficeMax News Releases
As a service to our shareholders, prospective investors, the financial community and news media, copies of the Company's news releases are available within minutes of issuance on the Company's Internet site, www.OfficeMax.com, under the "Corporate Information" section.

OfficeMax Investor Conference Calls
OfficeMax makes its conference calls with securities analysts and other members of the investment community available to the general public and the news media via Internet simulcasts and replays at www.OfficeMax.com. Typically, a news release is issued prior to each conference call announcing the time and date.

Stock Exchange Listing
OfficeMax's common shares are listed on the New York Stock Exchange under the symbol "OMX."



OfficeMax.com/Direct
Website: www.OfficeMax.com
Call: 1-877-OfficeMax (1-877-633-4236)
Fax: 1-800-995-9644



Printed on recycled paper

©2003 OMX, Inc.



INTERNATIONAL HEADQUARTERS
3605 Warrensville Center Road
Cleveland (Shaker Heights), Ohio 44122-5203

FISCAL 2002 ANNUAL REPORT...A LOOK BACK...A LOOK AHEAD..